Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and among

TYCO HEALTHCARE GROUP LP

COVIDIEN AG

MALLINCKRODT DO BRASIL LTDA

KENDALL DE MEXICO S.A. DE C.V.

ORTHOFIX INTERNATIONAL N.V.

NOVAMEDIX LIMITED

NOVAMEDIX DISTRIBUTION LIMITED

NOVAMEDIX SERVICES LIMITED

PROMECA S.A. DE C.V.

ORTHOFIX DO BRASIL

ORTHOFIX S.R.L.

ORTHOFIX S.A.

INTAVENT ORTHOFIX LIMITED

BREG MEXICO S. DE R.I. DE CV

IMPLANTES Y SISTEMAS MEDICOS, INC.

Dated as of March 8, 2010

TABLE OF CONTENTS

ARTICLE I		1

DEFINITIONS AND CONSTRUCTION		1
1.1	Definitions	1
1.2	Construction	10
1.3	Schedules and Exhibits	10

ARTICLE II		11

PURCHASE AND SALE		11
2.1	Purchase and Sale of Purchased Assets	11
2.2	Assumption and Exclusion of Liabilities.	13
2.3	Closing.	15
2.4	Purchase Price.	16
2.5	Payment of Cash Consideration.	16
2.6	Pre-Closing Adjustment to Purchase Price.	16
2.7	Post-Closing Adjustment to Purchase Price.	16
2.8	Withholding of Tax.	18
2.9	Allocation of Purchase Price and Assumed Liabilities.	18

ARTICLE III		18

REPRESENTATIONS AND WARRANTIES OF THE SELLERS		18
3.1	Organization, Authority and Qualification of the Sellers.	18
3.2	No Conflict.	19
3.3	Governmental Consents and Approvals.	19
3.4	Financial Information; Solvency; Revenue.	19
3.5	Litigation.	20
3.6	Compliance with Laws; Regulatory Matters.	20
3.7	Taxes.	22
3.8	Brokers, Finders.	23
3.9	Intellectual Property Rights.	23
3.10	Title to the Purchased Assets; Sufficiency of Assets.	25
3.11	Insurance.	25
3.12	Absence of Certain Changes.	25
3.13	Material Contracts.	26
3.14	Customers and Suppliers.	28

ARTICLE IV		28

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS		28
4.1	Organization; Authority.	28
4.2	No Conflict.	29
4.3	Litigation.	29
4.4	Brokers, Finders.	29
4.5	Governmental Consents and Approvals.	29
4.6	Financial Condition; Solvency.	29

ARTICLE V		30

TAX MATTERS		30
5.1	Amended Non-Income Tax Returns.	30
5.2	Prior Tax Agreements.	30
5.3	Transfer Taxes.	30
5.4	Cooperation and Exchange of Information.	30

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ARTICLE VI		31

COVENANTS AND AGREEMENTS		31
6.1	Commercially Reasonable Efforts.	31
6.2	Disclosures.	31
6.3	The Purchasers’ Access and Inspection.	31
6.4	Notification of Certain Matters.	32
6.5	Exclusive Dealing.	32
6.6	Conduct of Business Pending Closing.	33
6.7	Access to Information after Closing.	33
6.8	Confidentiality.	34
6.9	Replacement of Molds.	34
6.10	Further Action.	35
6.11	Regulatory Compliance Matters.	35
6.12	Termination of Distribution Agreements.	35
6.13	Additional Transition Period Provisions.	37
6.14	No Other Representations.	38
6.15	Trademarks and Tradenames.	39
6.16	Conveyance of Italian Assets.	39

ARTICLE VII		41

CLOSING CONDITIONS		41
7.1	Conditions Precedent to the Obligations of the Purchasers.	41
7.2	Conditions Precedent to the Obligations of Orthofix and the Sellers.	42

ARTICLE VIII		43

INDEMNIFICATION		43
8.1	Indemnification by the Sellers.	43
8.2	Indemnification by the Purchasers.	43
8.3	Survival of Representations and Warranties.	44
8.4	Limitation on Indemnification.	44
8.5	Indemnification Procedure.	45
8.6	Remedies.	46
8.7	Adjustment to Purchase Price.	47

ARTICLE IX		47

MISCELLANEOUS		47
9.1	Termination.	47
9.2	Expenses.	48
9.3	Notices.	48
9.4	Counterparts.	49
9.5	Entire Agreement.	49
9.6	Headings.	49
9.7	Succession and Assignment; No Third-Party Beneficiary.	49
9.8	Amendments, Modifications and Waivers.	49
9.9	Construction.	50
9.10	Governing Law; Jurisdiction; Waiver of Jury Trial.	50
9.11	Specific Performance.	51
9.12	Severability.	51

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EXHIBITS

EXHIBIT A	Form of Assignment of Transferred Intellectual Property

EXHIBIT B	Form of Assumption Agreement

EXHIBIT C	Form of Bill of Sale

EXHIBIT D	Form of Impad Supply Agreement

EXHIBIT E	Form of Transition Services Agreement

EXHIBIT F	Form of Non-Competition Agreement

EXHIBIT G	Business Products

EXHIBIT H	Form of Other Supply Agreement

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of March 8, 2010 is made and entered into by and between (i) Tyco Healthcare Group LP, a Delaware limited partnership d/b/a Covidien (“Covidien LP”), Covidien AG, a Swiss corporation (“Covidien AG”), Mallinckrodt do Brasil Ltda, a Brazilian company (“Mallinckrodt Brazil”), and Kendall de Mexico S.A. de C.V., a Mexican company (“Kendall Mexico” and, together with Covidien LP and Covidien AG, collectively, the “Purchasers”), and (ii) Novamedix Limited, a United Kingdom company (“Novamedix”), Novamedix Distribution Limited, a Cyprus company, and Novamedix Services Limited, a United Kingdom company (collectively, the “Novamedix Sellers”), (iii) Promeca S.A. de C.V., a Mexican company, Orthofix do Brasil, a Brazilian company, Orthofix S.r.l., an Italian company, Orthofix S.A., a French company, Intavent Orthofix Limited, a United Kingdom company, Breg Mexico S. de R.I. de CV, a Mexican company (“Breg Mexico”), and Implantes y Sistemas Medicos, Inc., a Puerto Rico company (collectively, the “Other Sellers”, and together with the Novamedix Sellers, the “Sellers”), and (iv) Orthofix International N.V., a Netherlands Antilles company (“Orthofix”).

W I T N E S S E T H

WHEREAS, the Sellers have been engaged in the business of the research, development, design, manufacture, marketing, distribution and sale of the Business Products (as defined hereafter) (the “Business”);

WHEREAS, the Sellers desire to sell and the Purchasers desire to buy, on the terms and conditions set forth in this Agreement, the Purchased Assets (as defined hereafter) and in connection therewith the Purchasers are willing to assume from the Sellers all of the Assumed Liabilities (as defined hereafter), all upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

1.1           Definitions.  As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Activities to Date” shall have the meaning set forth in Section 3.6(b).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Allocation Schedule” shall have the meaning set forth in Section 2.9.

“Ancillary Agreements” means the Bill of Sale, the Assignment of Transferred Intellectual Property, the Assumption Agreement, the Supply Agreements, the Transition Services Agreement and the Non-Competition Agreement.

“Annual Financial Statements” shall have the meaning set forth in Section 3.4.

“Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated), including the goodwill related thereto, owned or leased by such Person.

“Assignment of Transferred Intellectual Property” means the Assignment of Transferred Intellectual Property to be executed by the Sellers at the Closing, substantially in the form of Exhibit A hereto.

“Assumed Contracts” shall have the meaning set forth in Section 2.2(a)(i).

“Assumed Liabilities” shall have the meaning set forth in Section 2.2(a).

“Assumption Agreement” means the one or more Assumption Agreements to be executed by the Purchasers and the Sellers at the Closing, substantially in the form of Exhibit B hereto.

“Basket Amount” shall have the meaning set forth in Section 8.4(a).

“Bill of Sale” means the one or more Bills of Sale to be executed by the Sellers at the Closing, substantially in the form of Exhibit C hereto.

“Breg Mexico” shall have the meaning set forth in the preamble to this Agreement.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Business Products” shall mean, collectively, the AV Impulse System(R) and the accessories related thereto as more fully described on Exhibit G, and any mechanical vascular compression product-in-development intended to help prevent deep vein thrombosis and pulmonary embolism by increasing venous blood flow, including the products described on Exhibit G.

“Cash Consideration” shall have the meaning set forth in Section 2.4.

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Closing Inventory Deficit Amount” shall have the meaning set forth in Section 2.7(d).

“Closing Inventory Statement” shall have the meaning set forth in Section 2.6(a).

“Closing Inventory Surplus Amount” shall have the meaning set forth in Section 2.7(e).

“Code” means the Internal Revenue Code of 1986, as amended, including the rules and regulations thereunder and any substitute or successor provisions.

“Contract” means any agreement, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract, whether written or oral.

“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property” contained in this Section 1.1.

“Covidien AG” shall have the meaning set forth in the preamble of this Agreement.

“Covidien LP” shall have the meaning set forth in the preamble of this Agreement.

“Delaware Courts” shall have the meaning set forth in Section 9.10(b).

“Disclosure Schedules” means the disclosure schedules of Sellers delivered to the Purchasers on the date of this Agreement in connection with this Agreement.

“Equipment” shall have the meaning set forth in Section 2.1(a)(iii).

“ERISA” shall have the meaning set forth in Section 2.2(b)(iii).

“Excluded Assets” shall have the meaning set forth in Section 2.1(b).

“Excluded Liabilities” shall have the meaning set forth in Section 2.2(b).

“FCPA” shall have the meaning set forth in Section 3.6(g).

“F&G Agreement” shall mean the Exploitation Agreement dated June 16, 1988, as amended from time to time, between Novamedix and Fox and Gardner.

“F&G Settlement Amount”  shall mean the total amount payable by Novamedix and its Affiliates to (i) fully settle and discharge any claim or Action asserted by Fox and Gardner pending on or prior to the Closing, and (ii) terminate the F&G Agreement and obtain a release of all Liabilities thereunder.  In the event that the F&G Settlement Amount is payable in more than one installment, the F&G Settlement Amount shall equal the present value of all such installments as of the earlier of the Closing Date or the date the first such installment is due (the “Payment Calculation Date”), calculated using a discount rate of ten percent (10%) compounded annually.  In the event that the F&G Settlement Amount is payable in a currency other than United States Dollars, the F&G Settlement Amount shall be converted into United States Dollars utilizing the applicable exchange rate published by the Wall Street Journal on the Payment Calculation Date.

“Financial Statements” shall have the meaning set forth in Section 3.4.

“Fox and Gardner” shall mean, collectively, Roger Harrington Fox, Arthur Newsam Gardner and their respective successors and assigns.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any instrumentality, subdivision, court, administrative agency, commission, official or other authority of any country, state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award of any Governmental Authority.

“Governmental Permits” shall have the meaning set forth in Section 2.1(a)(vii).

“Impad Supply Agreement” a Supply Agreement between Novamedix Distribution Limited and Covidien LP substantially in the form of Exhibit D hereto.

“Indebtedness” means, with respect to any Person, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) amounts owing as deferred purchase price for property or services, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iv) commitments or obligations by which such Person assures a creditor against Loss (including contingent reimbursement obligations with respect to letters of credit), (v) indebtedness secured by a Lien on any Assets and Properties of such Person, (vi) obligations or commitments to repay deposits or other amounts advanced by and owing to third parties, (vii) obligations under any interest rate, currency or other hedging agreement, or (viii) guarantees or other contingent liabilities with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (i) through (vii) above.

“Indemnifiable Claim” shall have the meaning set forth in Section 8.5.

“Indemnification Cap” shall have the meaning set forth in Section 8.4(b).

“Indemnification Control Person” means (i) in the case of a claim by a Seller Indemnified Person, Covidien LP, and (ii) in the case of a claim by a Purchaser Indemnified Person, Orthofix.

“Indemnification Notice” shall have the meaning set forth in Section 8.5.

“Indemnified Party” means any Person claiming indemnification under any provision of Article VIII.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article VIII.

“Intellectual Property” means:

(i)             all issued patents, reissued or reexamined patents, continuations, continuations-in-part, requests for continued examinations, divisions, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country or formal name (collectively, “Issued Patents”);

(ii)            all published or unpublished nonprovisional and provisional patent applications, reissue applications, reexamination proceedings, invention disclosures and records of invention, continuations, continuations-in-part, requests for continued examination and divisions (collectively “Patent Applications” and, with the Issued Patents, the “Patents”);

(iii)           all copyrights, copyrightable works, semiconductor topography and mask work rights, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights and rights of ownership of copyrightable works, semiconductor topography works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions (collectively, “Copyrights”);

(iv)           all trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registrations of trade names (collectively, “Trademarks”) and domain name registrations; and

(v)           all proprietary and confidential technology, ideas, designs, information, manufacturing and operating specifications, formulae, technical data, technical drawings, tooling, product prototypes, computer programs, hardware, software, processes, and Internet web sites, web content and links and any other intangible assets which may or may not in the future be covered by a patent application, a trademark registration or a copyright (collectively, “Trade Secrets”).

“Inventory” shall have the meaning set forth in Section 2.1(a)(iv).

“Inventory Methodology” shall have the meaning set forth in Section 2.6.

“IRS” means the Internal Revenue Service of the United States of America.

“Issued Patents” shall have the meaning set forth in the definition of “Intellectual Property” contained in this Section 1.1.

“Italian Assets” shall have the meaning set forth in Section 6.16(a).

“Italian Assets Transfer Agreement” shall have the meaning set forth in Section 6.16(b).

“Italian Purchaser” shall have the meaning set forth in Section 6.16 (b).

“Kendall Mexico” shall have the meaning set forth in the preamble of this Agreement.

“Knowledge of the Sellers” shall have the meaning set forth on Schedule 1.1(a) of the Disclosure Schedules.

“Law” means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation or code of any Governmental Authority.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” means any lien, security interest, mortgage, pledge, lease, adverse claim, levy, charge or other encumbrance or restriction of any kind, or any conditional sale Contract, title retention Contract or other Contract to grant any of the foregoing.

“Loss” or “Losses” means any claims, actions, causes of action, judgments, awards, Liabilities, losses, costs or damages (including reasonable accountants’ fees and expenses and attorneys’ fees and expenses).

“Mallinckrodt Brazil” shall have the meaning set forth in the preamble of this Agreement.

“Material Adverse Effect” means any change in, or effect on, the operation or condition (financial or otherwise) of the Business or the Purchased Assets which is, or is reasonably likely to be, materially adverse to the Business and the Purchased Assets taken as a whole, other than any change or effect relating to or arising out of (i) conditions affecting the national, regional or world economies generally, but only to the extent that such conditions do not have a materially disproportionate effect on the Business and the Purchased Assets taken as a whole compared to other Persons in the industry in which the Sellers conduct the Business, (ii) conditions affecting the industries or markets in which the Sellers operate the Business, but only to the extent that such conditions do not have a materially disproportionate effect on the Business and the Purchased Assets taken as a whole compared to other Persons in the industry in which the Sellers conduct the Business, or (iii) arising out of any action taken or not taken by any Seller pursuant to this Agreement with the written agreement of, or at the written discretion of, the Purchasers.

“Material Contracts” shall have the meaning set forth in Section 3.13(a).

“Neutral Auditors” shall have the meaning set forth in Section 2.6(c).

“Non-Competition Agreement” means a Non-Competition Agreement substantially in the form of Exhibit F hereto.

“Notices” shall have the meaning set forth in Section 9.3.

“Novamedix” shall have the meaning set forth in the preamble to this Agreement.

“OECD Convention” shall have the meaning set forth in Section 3.6(g).

“Orthofix” shall have the meaning set forth in the preamble to this Agreement.

“Orthofix Closing Certificate” shall have the meaning set forth in Section 7.1(b).

“Other Seller Purchased Assets” shall have the meaning set forth in Section 2.1(b).

“Other Supply Agreement” a Supply Agreement between Novamedix Distribution Limited and Covidien LP substantially in the form of Exhibit H hereto.

“Patent” shall have the meaning set forth in the definition of “Intellectual Property” contained in this Section 1.1.

“Patent Application” shall have the meaning set forth in the definition of “Intellectual Property” contained in this Section 1.1.

“Permitted Lien” shall mean any statutory lien that secures a governmentally required payment not yet due that arises, and is customarily discharged, in the ordinary course of the operation of the Business.

“Person” means an individual, a limited liability company, a joint venture, a corporation, a company, a partnership, an association, a trust, a division or operating group of any of the foregoing or any other entity or organization.

“Pre-Closing Inventory Deficit Amount” shall have the meaning set forth in Section 2.6.

“Pre-Closing Inventory Statement” shall have the meaning set forth in Section 2.6.

“Pre-Closing Inventory Valuation” shall have the meaning set forth in Section 2.6.

“Pre-Closing Warranty Claims” shall have the meaning set forth in Section 6.11(a).

“Proceeding” shall have the meaning set forth in Section 9.10(b).

“Prohibited Payment” shall have the meaning set forth in Section 3.6(g).

“Purchase Price” shall have the meaning set forth in Section 2.4.

“Purchased Assets” shall have the meaning set forth in Section 2.1(b).

“Purchase Price Bank Account” shall have the meaning set forth in Section 2.5.

“Purchasers” shall have the meaning set forth in the preamble of this Agreement.

“Purchaser Indemnified Persons” shall have the meaning set forth in Section 8.1.

“Resolution Period” shall have the meaning set forth in Section 2.6(c).

“Sellers” shall have the meaning set forth in the preamble of this Agreement.

“Seller Indemnified Persons” shall have the meaning set forth in Section 8.2.

“Specified Period” shall have the meaning set forth in Section 6.13.

“Specified Warranty Claim Period” shall have the meaning set forth in Section 6.11(b).

“Subsidiary” means, with respect to any Person, (i) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a fifty percent (50%) equity interest.

“Supply Agreements” means the Impad Supply Agreement and the Other Supply Agreement.

“Target Inventory Value” shall have the meaning set forth in Section 2.6(d).

“Tax Return” means any report of Taxes due, any information return with respect to Taxes, or other similar report, statement, election, declaration, disclosure, estimate or document required to be filed under the Code or other Laws in respect of Taxes, any amendment to any of the foregoing, any claim for refund of Taxes paid, and any attachments, amendments, schedules or supplements to any of the foregoing.

“Taxes” means (a) all income, capital gains, gross income, gross receipts, sales, use, ad valorem, franchise, capital, profits, license, and other withholding, employment, social security, payroll, transfer, conveyance, documentary, stamp, property, value added, customs duties, minimum taxes, escheat obligations, estimated and any other taxes, fees, charges, levies, excises, duties or assessments of any kind whatsoever, together with additions to tax or additional amounts, interest and penalties relating thereto that may be imposed by or payable to  the federal government or any state, local, or foreign government, and (b) any liability of any Person for the payment of any amount of any type described in clause (a) as a result of (i) such Person being a transferee or a member of an affiliated or combined group prior to the Closing, or (ii) a contractual obligation to indemnify any Person.

“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.

“Terminated Distribution Agreements” shall have the meaning set forth in Section 6.12.

“Terminated Distributors” shall have the meaning set forth in Section 6.12.

“Third Party” means any Person other than a Party or any of its Affiliates.

“Third Party Claim” means any claim, demand, action, suit, proceeding or litigation asserted by a third party against any Indemnified Party.

“Trademark” shall have the meaning set forth in the definition of “Intellectual Property” contained in this Section 1.1.

“Transferred Intellectual Property” shall have the meaning set forth in Section 2.1(a)(i).

“Transfer Taxes” shall have the meaning set forth in Section 5.3.

“Transition Services Agreement” means a Transition Services Agreement among Orthofix, Novamedix Distribution Limited, Covidien LP, Covidien AG, Mallinckrodt Brazil and Kendall Mexico, substantially in the form of Exhibit E hereto.

“Warranty Claim Resolution Period” shall have the meaning set forth in Section 6.11(c).

“Warranty Claim Statement” shall have the meaning set forth in Section 6.11(b).

“Warranty Losses” shall have the meaning set forth in Section 6.11(a).

1.2           Construction.  In this Agreement, unless the context otherwise requires:

(a)            any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication (but excluding e-mail communications);

(b)           “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c)           words expressed in the singular number shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neuter genders and vice versa;

(d)           references to Articles, Sections, Exhibits, Schedules and Recitals are references to articles, sections, exhibits, schedules and recitals of this Agreement;

(e)            references to “day” or “days” are to calendar days;

(f)             references to this “Agreement” or any other agreement or document shall be construed as references to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(g)           “include,” “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import;

(h)           any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws; and

(i)             references to a Person are also to its successors and permitted assigns.

1.3           Schedules and Exhibits.  The Schedules and Exhibits to this Agreement are incorporated into and form an integral part of this Agreement.  If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.

ARTICLE II

PURCHASE AND SALE

2.1           Purchase and Sale of Purchased Assets.

(a)           Upon the terms and subject to the conditions of this Agreement, at the Closing, each Novamedix Seller shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Purchasers, free and clear of all Liens, other than Permitted Liens, and the Purchasers shall purchase from each Novamedix Seller, all of such Novamedix Seller’s right, title and interest in and to all Assets and Properties of such Novamedix Sellers that are primarily related to, or primarily used or held for use in, the Business, including the following assets (such assets to be purchased by the Purchasers being referred to as the “Novamedix Seller Purchased Assets”):

(i)            all of the Intellectual Property primarily related to, used in or held for use in the Business (collectively, the “Transferred Intellectual Property”), including such Intellectual Property listed on Schedule 2.1(a)(i) of the Disclosure Schedules;

(ii)           all claims of the Novamedix Sellers and their Affiliates, if any, against any third parties for past, present and future infringement of all Transferred Intellectual Property;

(iii)           all machinery and equipment, tooling, molds, dies, instruments and supplies primarily related to, used in or held for use in the Business, and any replacement or spare parts for any of foregoing, wherever located (together with equipment identified on Schedule 2.1(b) of the Disclosure Schedules, the “Equipment”), including such fixed assets (with their respective locations) listed on Schedule 2.1(a)(iii) of the Disclosure Schedules;

(iv)           all inventories of finished goods used in or held for use in the Business, wherever located, by any Sellers (together with inventory identified on Schedule 2.1(b) of the Disclosure Schedules, the “Inventory”);

(v)            all information, including proprietary and confidential information, primarily related to the Business, including all business records (including any non income tax records), books, models, price lists, art work, tool drawings, software code and supporting documentation, plans, designs, blueprints, schematic drawings, engineering data, and the like with respect to the Business Products in the possession of or used by the Novamedix Sellers and primarily related to the Business, customer lists and files, correspondence with customers and account histories, sales literature and promotional or other material pertaining to the Business Products, material relating to the purchase of materials, supplies and services, research and commercial data, credit information, catalogs, brochures and training and other manuals;

(vi)           subject to Section 6.13, all of the Novamedix Sellers’ right, title and interest under all Contracts with respect to the Business Products or otherwise primarily related to the Business; provided, however, that the assignment hereunder of any Contract designated by Purchasers and set forth on Schedule 2.1(a)(vi) of the Disclosure Schedules shall not be effective until the termination or expiration of the Other Supply Agreement or such other time as specified on Schedule 2.1(a)(vi) of the Disclosure Schedules;

(vii)          subject to Section 6.13, all franchises, approvals, permits, orders, certificates, variances and product licenses and license applications, permits and other authorizations and approvals of the Novamedix Sellers issued by Governmental Authorities primarily for the Business (together with those franchises, approvals, permits, orders, certificates, variances and Product licenses and license applications, permits and other authorizations and approvals listed on Schedule 2.1(b) of the Disclosure Schedules, the “Governmental Permits”); provided, however, that the assignment hereunder of any Governmental Permit that is necessary for the performance of services by any of the Sellers under the Other Supply Agreement and/or the Transition Services Agreement shall not be effective until the termination or expiration of those services under such applicable agreement(s) that require such Governmental Permits;

(viii)         all of the Novamedix Sellers’ rights, causes of action, vendor, supplier and similar claims, deposits, prepayments, refunds, judgments, claims and demands of whatever nature, known or unknown, primarily related to the Business, the Novamedix Seller Purchased Assets or the Assumed Liabilities;

(ix)           all prepaid items and deferred items or credits and deposits listed on Schedule 2.1(a)(ix) of the Disclosure Schedules; and

(x)            the goodwill of the Novamedix Sellers to the extent related to the Business or the Novamedix Seller Purchased Assets.

(b)           Upon the terms and subject to the conditions of this Agreement, at the Closing, each Other Seller shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Purchasers, free and clear of all Liens, other than Permitted Liens, and the Purchasers shall purchase from each Other Seller, all of such Other Seller’s right, title and interest in and to all Assets and Properties of such Other Sellers that are listed on Schedule 2.1(b) of the Disclosure Schedules (such assets to be purchased by the Purchasers being referred to as the “Other Seller Purchased Assets”, and together with the Novamedix Seller Purchased Assets, the “Purchased Assets”).

(c)           Notwithstanding anything in Section 2.1(a) or Section 2.1(b) to the contrary, the Sellers shall not sell, convey, assign, transfer or deliver, nor cause to be sold, conveyed, assigned, transferred or delivered, to the Purchasers, and the Purchasers shall not purchase, and the Purchased Assets shall not include, the Seller’s right, title and interest in or to the following assets (any such assets, the “Excluded Assets”):

(i)             all cash and cash equivalents of the Sellers on hand at Closing;

(ii)            all accounts and notes receivable of the Sellers arising prior to the Closing Date;

(iii)           all ownership or leasehold interests in any real estate;

(iv)           all casualty, liability and individual life insurance policies owned or obtained by the Sellers;

(v)            the corporate minute books and stock registers of the Sellers;

(vi)           the income Tax records covering transactions of the Sellers occurring prior to the Closing Date;

(vii)          the personnel records (including all human resources and other records) of the Sellers;

(viii)         all inventories of raw materials and work-in-progress related to, used in or held for use in the Business, which will instead be sold and conveyed to Purchasers in accordance with the terms of the applicable Supply Agreement;

(ix)           any prepaid items and deferred items or credits and deposits other than those listed on Schedule 2.1(a)(ix) of the Disclosure Schedules;

(x)            all contracts necessary for the performance of obligations by any of the Sellers under the Impad Supply Agreement (including supplier agreements), to the extent such contracts are not utilized by the Business for any purpose other than the manufacture by Breg Mexico of Business Products covered by the Impad Supply Agreement;

(xi)           any assets of the Other Sellers not listed on Schedule 2.1(b) of the Disclosure Schedules; and

(xii)          any other assets described on Schedule 2.1(c) of the Disclosure Schedules.

(d)           The parties acknowledge and agree that on the Closing Date, subject to the conditions set forth herein, (i) all of the Purchased Assets described in Section 2.1(a)(i), Section 2.1(a)(ii), and Section 2.1(a)(x) (other than the Italian Assets) shall be conveyed to Covidien AG; (ii) all Inventory located in Brazil shall be conveyed to Mallinckrodt Brazil; (iii) all of the Inventory and Equipment purchased from Promeca S.A. de C.V. shall be conveyed to Kendall Mexico, (iv) all of the Inventory located in Breg Mexico and Puerto Rico and all of the Equipment located in Breg Mexico shall be conveyed to Covidien LP; and (v) all of the remaining Purchased Assets shall be conveyed to Covidien AG.  The Italian Assets shall be conveyed to the Italian Purchaser after the Closing Date in accordance with Section 6.16.

2.2           Assumption and Exclusion of Liabilities.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, the Purchasers shall, by executing and delivering at the Closing, the Assumption Agreement, assume, and agree to pay, perform and discharge when due, only the following Liabilities (collectively, the “Assumed Liabilities”) and no others:

(i)             all Liabilities arising under the Contracts identified in Section 2.1(a)(vi) or listed on Schedule 2.1(b) of the Disclosure Schedules (the “Assumed Contracts”) after the Closing Date, other than Liabilities arising out of or resulting from any breach by the Sellers occurring on or prior to the Closing Date; and

(ii)            all Liabilities relating to, resulting from, caused by, or arising out of the ownership, operations or control of the Business, the ownership or use of the Purchased Assets, or the manufacturing, marketing, distribution or sale of the Business Products, to the extent arising after the Closing Date, including, without limitation, Liabilities arising out of the following:

(A)                any accident or occurrence resulting in personal injury, sickness, death, property damage, property destruction or loss of use of property arising out of or resulting from the operation of the Business after the Closing Date;

(B)                 any violation of any Law or Governmental Order after the Closing Date; or

(C)                 product complaints, recalls, market withdrawals and field corrections with respect to Business Products manufactured, marketed, distributed or sold after the Closing Date.

(b)           Notwithstanding any implication to the contrary contained in Section 2.2(a) hereof, the Sellers shall retain, and shall be responsible for paying, performing and discharging when due, and the Purchasers shall not assume or have any liability or responsibility for, all Liabilities of the Sellers as of the Closing other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), including:

(i)             any accounts payable or other accrued expenses;

(ii)            any Liability of the Sellers under this Agreement, any Ancillary Agreement or on account of any of the transactions contemplated hereby, including, without limitation, any Liability of the Sellers to attorneys, accountants, brokers, or others for services rendered or expenses incurred by or on behalf of the Sellers;

(iii)           any wages, salaries, bonuses, commissions, vacation or holiday pay, post retirement medical benefits, fringe benefits, long-term disability benefits, life insurance benefits, any duties, obligations or liabilities arising under any employee benefit plan, policy or practice, whether defined by Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and in effect (“ERISA”) or otherwise, relating to the employees of the Sellers or other amounts due to any employees or former employees of the Sellers;

(iv)           any Liabilities of the Sellers for any Taxes payable with respect to the Purchased Assets and/or the operation of the Business prior to the Closing Date;

(v)           except as otherwise provided in Section 5.2 with respect to Transfer Taxes, any Tax imposed upon or incurred by the Sellers arising out of or in connection with the negotiation and preparation of this Agreement and the consummation and performance of the transactions contemplated hereby;

(vi)           any Liability of the Sellers relating to, resulting from, caused by, or arising out of the ownership, operations or control of the Business, the ownership or use of the Purchased Assets, or the manufacturing, marketing, distribution or sale of the Business Products, to the extent arising prior to the Closing Date, including, without limitation, Liabilities arising out of the following:

(A)                any accident or occurrence resulting in personal injury, sickness, death, property damage, property destruction or loss of use of property arising out of or resulting from the operation of the Business prior to the Closing Date; or

(B)                 any breach of Contract, workers’ compensation claim or violation of any Law or Governmental Order prior to the Closing Date.

(vii)          any Liability with respect to any Indebtedness of the Sellers;

(viii)         any Liability with respect to any of the Excluded Assets;

(ix)           any Liability listed on Schedule 2.2(b)(ix);

(x)           any Liability to Fox and Gardner, or any Affiliate of Fox and Gardner, related to the Business or the Purchased Assets, including any Liability under the F&G Agreement and any Liability with regard to the F&G Settlement Amount; and

(xi)           any other Liabilities of the Sellers that are not expressly disclosed to and assumed by the Purchasers pursuant to Section 2.2(a).

(c)           To the extent that the assignment of any Contract or Governmental Permit to be assigned to the Purchasers pursuant to this Agreement shall require the consent of any other Person or Governmental Authority, this Agreement shall not constitute a contract to assign the same if an attempted assignment would constitute a breach thereof.  The Sellers shall use commercially reasonable efforts, and the Purchasers shall cooperate where appropriate, to obtain any consent necessary to any such assignment.  If any such consent is not obtained, then the Sellers shall cooperate with the Purchasers in any reasonable arrangement requested by the Purchasers designed to provide to the Purchasers the benefits under any such Contract or Governmental Permits, including enforcement of any and all rights of the Sellers against the other party thereto arising out of breach or cancellation thereof by such other party or otherwise, provided that neither the Sellers nor the Purchasers shall be required to make any payment or institute legal proceedings to obtain any such consent or as part of any such alternative arrangement.

2.3           Closing.  Subject to the satisfaction or waiver (where applicable) of the conditions set forth in Article VII, the closing of the transactions contemplated hereby (the “Closing”) will take place at the offices of Covidien LP, at 15 Hampshire Street, Mansfield, Massachusetts 02048, at 10:00 a.m., local time, on the fifth (5th) Business Day following the satisfaction or waiver of the conditions to the obligations of the parties set forth in Article VII (other than those conditions which are to be satisfied only on the Closing Date), or at such other place and time as is agreed to in writing by the Purchasers, the Sellers and Orthofix (the “Closing Date”).

2.4           Purchase Price.  The aggregate consideration (collectively, the “Purchase Price”) to be paid by the Purchasers for the Purchased Assets shall be $26,474,936 plus or minus the Closing Inventory Surplus Amount or Closing Inventory Deficit Amount, as applicable (the “Cash Consideration”), which shall be paid by the Purchasers in cash in accordance with Section 2.5 (and subject to post-Closing adjustment as provided in Section 2.7), below, plus the assumption of the Assumed Liabilities.

2.5           Payment of Cash Consideration.  At the Closing, Purchasers shall pay the Cash Consideration in cash to the Sellers, by wire transfer of immediately available funds to an account designated by the Sellers prior to the Closing Date (the “Purchase Price Bank Account”).  Solely for the purposes of the determination of the amount of Cash Consideration payable at Closing, the parties shall calculate the Cash Consideration amount at Closing by giving effect to the Pre-Closing Inventory Surplus Amount or Pre-Closing Inventory Deficit Amount, as applicable, as calculated pursuant to Section 2.6, as opposed to the Closing Inventory Surplus Amount or Closing Inventory Deficit Amount.

2.6           Pre-Closing Adjustment to Purchase Price.  At least five (5) Business Days prior to the anticipated Closing Date, the Sellers shall prepare and deliver to the Purchasers a good faith estimate of the net book value of the Inventory (the “Pre-Closing Inventory Value”) as of the close of business on the Business Day immediately preceding the anticipated Closing Date (the “Pre-Closing Inventory Statement”), which statement shall be prepared in accordance with GAAP applied on a basis consistent with the same accounting principles, practices and methodologies used in connection with the preparation of the Financial Statements and the valuation methodologies set forth in Schedule 2.6 hereto (it being understood that to the extent that the methodologies set forth in Schedule 2.6 hereto conflict with GAAP or the methodologies used in the preparation of the Financial Statements, the methodologies set forth in Schedule 2.6 shall control) (collectively, the “Inventory Methodology”).  Any fees and expenses incurred by the Sellers in preparing the Pre-Closing Inventory Statement shall be paid by the Sellers.  For purposes herein, the amount (if any) by which the Pre-Closing Inventory Value exceeds $500,000 shall be referred to as the “Pre-Closing Inventory Surplus Amount” and the amount (if any) by which the Pre-Closing Inventory Value is less than $500,000 shall be referred to as the “Pre-Closing Inventory Deficit Amount”.

2.7           Post-Closing Adjustment to Purchase Price.

(a)           Within ninety (90) days subsequent to the Closing Date, the Purchasers shall prepare and deliver to the Sellers a statement setting forth the net book value of the Inventory as of the close of business of the Business Day immediately preceding the Closing Date (the “Closing Inventory Statement”), which statement shall be prepared in accordance with the Inventory Methodology.  In connection with Purchasers’ preparation of such Closing Inventory Statement in accordance with this Section 2.7(a), Purchasers shall be permitted, upon reasonable notice to Sellers, at Purchasers’ expense, to conduct a physical inventory count, during normal business hours, at locations of Sellers where such Inventory is held.  Any fees and expenses incurred by the Purchasers in preparing the Closing Inventory Statement shall be paid by the Purchasers.

(b)           Upon receipt of the Closing Inventory Statement, the Sellers and their accountants and attorneys shall have thirty (30) days to review the Closing Inventory Statement.  Unless the Sellers notify the Purchasers to the contrary in writing within such thirty (30) day period pursuant to Section 2.7(c), the Sellers shall be deemed to have accepted the Closing Inventory Statement and such Closing Inventory Statement shall be conclusive and binding on the Sellers.  Any fees and expenses incurred by the Sellers in undertaking such review shall be paid by the Sellers.

(c)            If the Sellers take exception to any aspect of the Closing Inventory Statement or the preparation thereof, the Sellers shall notify the Purchasers of such exception in writing on or prior to the thirtieth (30th) day after the Sellers’ receipt of the Closing Inventory Statement.  The exception or exceptions will then be submitted in writing to executive officers of Orthofix and the Vascular Therapies business unit of Covidien LP for resolution.  If the executive officers are unable to resolve the exception or exceptions within thirty (30) days after receipt of the notice specified in the first sentence of this Section 2.7(c) (the “Resolution Period”), such exception or exceptions shall be submitted to a firm of nationally recognized independent public accountants (the “Neutral Auditors”) selected by mutual agreement of the Purchasers and the Sellers within five (5) days after the expiration of the Resolution Period or, in the absence of such mutual agreement, by a firm of nationally recognized independent public accountants selected by lot after eliminating Orthofix’s principal outside accountants and the Purchasers’ principal outside accountants.  Each party agrees to execute a reasonable engagement letter, if requested to do so by the Neutral Auditors.  All fees and expenses relating to the work performed by the Neutral Auditors shall be shared equally between the Sellers and the Purchasers.  The Neutral Auditors, within thirty (30) days after their selection, shall make a determination of all issues in dispute, which determination shall be set forth in a written statement delivered to the Purchasers and the Sellers and shall be binding and conclusive on the Purchasers and the Sellers, absent fraud or manifest error.

(d)            If the Closing Inventory Value, as determined pursuant to this Section 2.7, is less than the Pre-Closing Inventory Value, the Purchase Price shall be reduced by an amount equal to the difference of (i) the Pre-Closing Inventory Value minus (ii) the Closing Inventory Value (the “Closing Inventory Deficit Amount”).

(e)            If the Closing Inventory Value, as determined pursuant to this Section 2.7, is greater than the Pre-Closing Inventory Value, the Purchase Price shall be increased by an amount equal to the difference of (i) the Closing Inventory Value minus (ii) the Pre-Closing Inventory Value (the “Closing Inventory Surplus Amount”).

(f)            Within five (5) Business Days following the first to occur of (i) the acceptance of the Closing Inventory Statement by the Sellers, as evidenced by written notice thereof to the Purchasers, (ii) the deemed acceptance of the Closing Inventory Statement by the Sellers pursuant to Section 2.7(b), or (iii) the resolution of the parties or the delivery of the statement of the Neutral Auditors pursuant to Section 2.7(c), the Sellers shall pay to Covidien LP an amount of cash equal to the amount of the reduction of the Purchase Price pursuant to Section 2.7(d) or Covidien LP shall pay to the Sellers an amount of cash equal to the amount of the increase of the Purchase Price pursuant to Section 2.7(e), as the case may be.

2.8           Withholding of Tax.  The Purchasers shall withhold and deduct from the Purchase Price (including any amounts payable under Section 2.7(f)) any amounts required to be withheld and deducted under the Code or other applicable Law.  Any amounts so deducted shall be remitted by the Purchasers to the appropriate Taxing Authority on a timely basis.  To the extent that amounts are so withheld by the Purchasers and duly paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Sellers in respect of which such deduction and withholding was made by the Purchasers.

2.9           Allocation of Purchase Price and Assumed Liabilities.  The sum of the Purchase Price, the Assumed Liabilities and any other capitalizable costs shall be allocated among the Sellers and, with respect to the amount allocated to each Seller, among the Purchased Assets and the Non-Competition Agreement as of the Closing in accordance with Section 1060 of the Code and as stated in Schedule 2.9 (the “Allocation Schedule”), regardless of whether Section 1060 of the Code applies to such Seller.  Any subsequent adjustments to the sum of the Purchase Price (including any amounts payable under Section 2.7(f)) and Assumed Liabilities shall be reflected in a manner consistent with Section 1060 of the Code and in accordance with the Allocation Schedule.  For all Tax and financial reporting purposes, the Purchasers and the Sellers agree that the transactions contemplated in this Agreement shall be reported in a manner consistent with the terms of this Agreement, including the Allocation Schedule, and that none of them will take any position inconsistent therewith in any Tax Return, in any refund claim, in any litigation, or otherwise, subject to the requirements of any applicable Law or except as may be adjusted by subsequent agreement following an audit by the IRS or by court decision.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as otherwise set forth in the Disclosure Schedules, Orthofix and each Seller hereby represents and warrants to the Purchasers as of the date of this Agreement as follows (it being agreed and understood that (i) any matter set forth for purposes of this Article III in any section of the Disclosure Schedules shall be deemed disclosed with respect to any other section of this Article III and the Disclosure Schedules where the relevance of such matter to such other section is reasonably evident on the face of such disclosure, and (ii) no reference to or disclosure of any item on the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed on the Disclosure Schedules):

3.1           Organization, Authority and Qualification of the Sellers.  Each Seller and Orthofix is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  Each Seller and Orthofix is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not result, individually or in the aggregate, in a Material Adverse Effect.  The execution and delivery of this Agreement and the Ancillary Agreements by each Seller and Orthofix (to the extent a party thereto), the performance by each Seller and Orthofix of its obligations hereunder and thereunder and the consummation by each Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of such Seller and Orthofix.  This Agreement has been, and upon their execution the Ancillary Agreements shall have been, duly executed and delivered by each Seller and Orthofix (to the extent a party thereto), and (assuming due authorization, execution and delivery by the Purchasers) this Agreement constitutes, and upon their execution the Ancillary Agreements shall constitute, legal, valid and binding obligations of each Seller and Orthofix (to the extent a party thereto), enforceable against each Seller and Orthofix (to the extent a party thereto) in accordance with their respective terms, except as enforcement may be limited by equitable principles limiting the right to obtain specific performance or other equitable remedies, or by applicable bankruptcy or insolvency Laws and related decisions affecting creditors’ rights generally.

3.2           No Conflict.  The execution, delivery and performance of this Agreement and the Ancillary Agreements by each Seller and Orthofix do not and will not (a) violate, conflict with or result in the breach of any provision of articles of incorporation or by-laws (or similar organizational documents) of each Seller or Orthofix, (b) conflict with or violate any Law or Governmental Order applicable to such Seller, or any of its assets, properties or businesses, including the Business, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any Material Contract or Governmental Permit, or result in the creation of any Lien (other than Permitted Liens) on any of the Purchased Assets.

3.3           Governmental Consents and Approvals.  The execution, delivery and performance of this Agreement and each Ancillary Agreement by the Sellers and Orthofix does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority.

3.4           Financial Information; Solvency; Revenue.

(a)           Attached hereto as Schedule 3.4(a) are the audited balance sheets of each of Novamedix, Novamedix Distribution Limited, and Novamedix Services Limited as at December 31, 2008 and the unaudited balance sheets of each of Novamedix, Novamedix Distribution Limited, and Novamedix Services Limited as at December 31, 2009, the related audited statements of income for the fiscal year ended December 31, 2008 and the unaudited statements of income for the fiscal year ended December 31, 2009 (collectively, the “Financial Statements”).  The audited Financial Statements, except as described therein or in Schedule 3.4(a), have been prepared, with respect to Novamedix Limited and Novamedix Services Limited, in accordance with United Kingdom Generally Accepted Accounting Practice, and with respect to Novamedix Distribution Limited, International Financial Reporting Standards as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap 113, in each case consistently followed throughout the periods indicated.  The unaudited Financial Statements have been prepared in accordance with GAAP, consistently followed throughout the period indicated, except for ordinary year-end adjustments and the absence of footnotes.  The Financial Statements fairly present, in all material respects, the financial position of such entities at the respective dates thereof, and the statements of income included in the Financial Statements fairly present, in all material respects, the results of the operations of such entities for the periods covered thereby.  Immediately prior to, and immediately subsequent to, the consummation of the sale of the Business and the Purchased Assets pursuant to the provisions of this Agreement, each Seller will be solvent with the ability to pay its debts as they become due.  For purposes of this section, “solvent” shall mean, with respect to each Seller, that the present fair saleable value of such Seller’s assets is greater than the amount that will be required to pay its liability on its existing debts as they become absolute and matured.

(b)           Schedule 3.4(b) sets forth a true and correct list of net revenue (calculated as gross revenues less discounts, rebates, credits, allowances, freight and related insurance costs, and sales, value added and similar taxes) of the Sellers derived from the operation of the Business during the twelve months ended December 31, 2009 on a country-by-country basis, and in each case prepared in accordance with GAAP.

3.5           Litigation.  Schedule 3.5 sets forth a list of all Actions (which, with respect to each Action set forth therein, sets forth the parties, nature of the proceeding, date and method commenced, amount of charges or other relief sought and, if applicable, paid or granted), by or against any Seller or any Affiliate thereof relating to the Business or affecting any of the Purchased Assets or the Business pending before any Governmental Authority (or, to the Knowledge of the Sellers, threatened to be brought by or before any Governmental Authority).  Neither the Sellers nor any of the Purchased Assets is subject to any Governmental Order that materially affects the Business or the transactions contemplated hereby (nor, to the Knowledge of the Sellers, are there any such Governmental Orders threatened to be imposed by any Governmental Authority).

3.6           Compliance with Laws; Regulatory Matters.

(a)           Each Seller is, and during the past two (2) years has been, in compliance in all material respects with each Law that is or was applicable to the conduct by such Seller of the Business, or the ownership or use of any of its assets included in the Purchased Assets.  To the Knowledge of Sellers, no event has occurred or circumstance related to or affecting the Business exists that (with or without the lapse of time) (i) would constitute or result in a violation by any Seller, or a failure on the part of any Seller, to comply in any material respect with any Law, or (ii) would give rise to any obligation on the part of any Seller to undertake, or to bear all or any portion of the cost of, any material remedial action of any nature.

(b)           The Governmental Permits include all necessary and applicable material permits, approvals, clearances, authorizations, licenses and registrations required by any Governmental Authority to be held by the Sellers to permit the manufacture, labeling, sale, distribution and promotion of the Business Products in jurisdictions where the Sellers currently conduct such activities (the “Activities to Date”) with respect to each Business Product, or that are otherwise required to entitle the Sellers to own or lease, operate and use the Purchased Assets and conduct the Business as presently conducted.  Subject to Section 6.13, Schedule 3.6(b) hereto sets forth a complete and correct list of all material Governmental Permits held by the Sellers for use primarily in the Business, true and complete copies of which have been made available to the Purchasers.  The Sellers are in compliance in all material respects with (i) all terms and conditions of each Governmental Permit, and (ii) all applicable Laws regarding registration, license, certification for each site at which a Business Product is manufactured, labeled, sold, or distributed.  To the Knowledge of Sellers, subject to Section 6.13, all material Governmental Permits are freely assignable or transferable to the Purchasers, without notice to, or approval or consent of, any Governmental Authority.  All manufacturing operations performed by or on behalf of the Business have been during the past two (2) years and are being conducted in all material respects in compliance with the Quality System Regulations of the FDA and, to the extent applicable to the Sellers, material compliance with counterpart regulations in the European Union and all other countries where the Business Products are marketed and such compliance is required.  The Sellers are in compliance in all material respects with all applicable reporting requirements for all Governmental Permits.

(c)           The Sellers are in compliance in all material respects with all FDA and non-United States equivalent agencies and similar state and local Laws applicable to the maintenance, compilation and filing of reports, including adverse event reports, with regard to the Business Products.  Schedule 3.6(c) hereto sets forth, as of the date of this Agreement, a list of all medical device reports (as such term is used in 21 C.F.R. Part 803) and equivalent reports filed or submitted with the FDA and all non-United States equivalent agencies with respect to the Business Products.

(d)           The Sellers have not received any written communication from the FDA or any other Governmental Authority (i) contesting the pre-market clearance or approval of, or the labeling and promotion of any Business Products, or (ii) otherwise alleging any material violation of any Laws by the Sellers related to the operation of the Business.

(e)           There have been no recalls, field notifications or seizures ordered or adverse regulatory actions taken (or, to the Knowledge of the Sellers, threatened) by the FDA or any other Governmental Authority with respect to any Business Products, including any facilities where any Business Products are produced, processed, packaged or stored, and within the five (5) years preceding the date hereof the Sellers have not, either voluntarily or at the request of any Governmental Authority, initiated or participated in a recall of any Business Product.

(f)           To the Knowledge of the Sellers, all filings with and submissions to the FDA and any similar Governmental Authority made by the Sellers with regard to the Business Products, whether oral, written or electronically delivered, were true, accurate and complete in all material respects as of the date made, and, to the extent required to be updated, have been updated to be true, accurate and complete in all material respects as of the date of such update.

(g)           No Seller nor any of its directors, officers or employees, nor, to the Knowledge of the Sellers, any of Sellers’ agents, distributors, or any other Person associated with or acting on behalf of any Seller has, in connection with the operation of the Business (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), or (iii) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”).

(h)           No Seller nor, to the Knowledge of the Sellers, any of its directors, officers, agents, employees or Affiliates has been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment made, or alleged to have been made, in connection with the operation of the Business.

3.7           Taxes.

(a)           All material Taxes due with respect to the Business and the Purchased Assets for all taxable years or other taxable periods that end on or before the Closing Date and, with respect to any taxable year or other taxable period beginning on or before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date have been timely paid or, if not yet due and payable, are specifically reflected on the books and records of the respective Sellers in accordance with generally accepted accounting principles applicable to such Seller.  The Sellers have timely filed or caused to be timely filed all Tax Returns that are required to be filed (taking into account any applicable and legally available extensions of the due date for such Tax Returns) with respect to the Business or the Purchased Assets on or prior to the Closing Date.  All such Tax Returns are true, correct and complete in all material respects.

(b)           No Liens for Taxes (other than any statutory lien that secures a governmentally required payment not yet due that arises, and is customarily discharged, in the ordinary course of the operation of the Business) have been filed and no claims have been asserted in writing with respect to the Purchased Assets.

(c)           No Seller (i) has been the subject of an audit or other examination of Taxes relating to the Business or the Purchased Assets by the Taxing Authority of any nation, state or locality (and no such audit is pending) that relates to any issue that could affect the Taxes relating to the Business or the Purchased Assets, or (ii) has received any notices from any Taxing Authority that relate to any issue that could affect the Taxes relating to the Business or the Purchased Assets.

(d)           All Taxes which any Seller is (or was) required by Law to withhold or collect in connection with the Business or the Purchased Assets have been duly withheld or collected, and have been timely paid over to the proper Taxing Authority to the extent due and payable.

(e)            No written claim has ever been made by any Taxing Authority in a jurisdiction where any Seller does not file Tax Returns that such Seller is, or may be, subject to taxation with respect to the Business or the Purchased Assets by that jurisdiction.

(f)            No outstanding agreement, waiver or consent providing for an extension of the statutory period of limitation with respect to any Taxes or Tax Returns relating to the Business or the Purchased Assets of any Seller exists, and no power of attorney granted by any Seller with respect to any Taxes relating to the Business or the Purchased Assets is currently in force.

(g)           There are no Tax sharing, Tax allocation, Tax indemnification or similar Tax agreements in effect as between any Seller and any other party under which the Purchasers or the Business could be liable for the Taxes or other claims of any other party under such agreements.

(h)           None of the Purchased Assets represents a "United States real property interest" as defined in section 897(c) of the Code.

(i)            None of the Sellers nor any of the Sellers' subsidiaries has engaged in any “reportable transaction” or “listed transaction” identified pursuant to Treasury Regulation Section 1.6011-4 or any corresponding or similar provisions of state, local or non-U.S. Tax Law.

3.8           Brokers, Finders.  No Seller has retained any broker or finder in connection with the transactions contemplated hereby nor is obligated or has agreed to pay any brokerage or finder’s commission, fee or similar compensation.

3.9           Intellectual Property Rights.

(a)           Schedule 3.9 hereto lists, as of the date of this Agreement, all domestic and foreign Patents, Trademarks, and applications for registrations thereof, registered Copyrights and applications for registration thereof, in each case that are used or held for use in the Business.  For each listed item, Schedule 3.9 hereto sets forth the (i) owner, (ii) the jurisdiction where issued, registered, legally sanctioned, filed or the equivalent, and (iii) application numbers and the status thereof.

(b)           Schedule 3.9 hereto lists, as of the date of this Agreement, each item of Intellectual Property licensed by any Seller as licensor and used or held for use in the Business, together with (i) the owner, (ii) the licensee (and any third party beneficiaries), (iii) the jurisdiction(s) where licensed for use and (iv) the license agreement, listed by date and earliest expiry, with respect to each such item.

(c)           Schedule 3.9 hereto lists, as of the date of this Agreement, each license or other Contract by which any Seller has obtained rights under any Intellectual Property used or held for use in the Business, together with the identity of the licensor, the type of rights licensed, and the Intellectual Property licensed.

(d)           To the Knowledge of the Sellers, the Transferred Intellectual Property includes all Intellectual Property rights necessary or material to the conduct of the Business as and where conducted on the date hereof.  To the Knowledge of the Sellers, the operation of the Business, as and where conducted on the date hereof, does not violate, infringe, misappropriate or misuse any Intellectual Property rights.

(e)           Each item of Intellectual Property listed on Schedule 3.9 hereto, (i) has not been abandoned, canceled or otherwise compromised, (ii) has been maintained effective by all requisite filings, renewals and payments, and (iii) remains in full force and effect.  Each Seller has the exclusive right to file, prosecute and maintain all applications and registrations with respect to the Transferred Intellectual Property listed in Schedule 3.9 hereto as owned by such Seller.

(f)           Complete and correct copies of all items of Intellectual Property licensed by any Seller and used or held for use in the Business have been made available by the Sellers to the Purchasers (including true and complete copies of all related licenses, and amendments and modifications thereto).

(g)           To the extent any Intellectual Property used or held for use in the Business is or has been used under license by any Seller, no notice of a material default of such license has been sent or received by such Seller which default remains uncured, and the execution, delivery or performance of this Agreement by such Seller will not result in such a default.  Each such license agreement is a legal, valid and binding obligation of the Seller party thereto and the relevant other parties thereto, enforceable in accordance with the terms thereof.

(h)           All Transferred Intellectual Property listed on Schedule 3.9 hereto as owned by any Seller is owned by such Seller free and clear of any Liens other than Permitted Liens, without obligation to pay any royalty or any other fees with respect thereto.

(i)            The Sellers have not received any notice of any claim, or a threat of any claim, from any third party, and no third party claims are pending, (i) challenging the right of the Sellers to use any Transferred Intellectual Property or alleging any violation, infringement, misuse or misappropriation by any Seller of Intellectual Property, or (ii) challenging the ownership rights of the Sellers in any Transferred Intellectual Property or asserting any opposition, interference, invalidity, termination, abandonment, unenforceability, or other infirmity of any Transferred Intellectual Property.

(j)            No Seller has made any claim of a violation, infringement, misuse or misappropriation by any third party (including any employee or former employee of any Seller) of its rights to, or in connection with, any Transferred Intellectual Property, which claim is pending, and, to the Knowledge of the Sellers, no Person is violating, infringing, misappropriating or misusing any Transferred Intellectual Property.

(k)           To the Knowledge of the Sellers, no employee or independent contractor of the Sellers who perform or have performed services for the Business is in violation of any term of any patent disclosure agreement or employment contract or any other Contract relating to the relationship of any such employee or independent contractor with the Sellers.

(l)           No Seller has breached any agreements of non-disclosure or confidentiality to which it is a party that are related to the Business, and has not received notice of any claim or allegation of any such breach.

3.10          Title to the Purchased Assets; Sufficiency of Assets.  Schedule 3.10 hereto sets forth a complete and correct list, as of February 24, 2010, of all Equipment and other personal property owned by the Sellers that is part of the Purchased Assets.  Each Seller has good and valid title to all of the Purchased Assets listed on Schedule 3.10, free and clear of all Liens other than Permitted Liens.  The Equipment and other personal property set forth in Schedule 3.10 hereto constitutes all personal property of the Sellers necessary for the conduct of the Business as conducted by Sellers as of the date of this Agreement.  All Equipment and other personal property that is part of the Purchased Assets is maintained in good operating condition for the purposes for which it is currently being used, reasonable wear and tear excepted.  Except for the Assets and Properties listed on Schedule 2.1(b) and human resources and personnel, and except as otherwise contemplated in the Ancillary Agreements, none of the Other Sellers own, lease or possess any Assets and Properties necessary for the conduct of the Business as conducted by  Sellers as of the date of this Agreement.

3.11          Insurance.  Schedule 3.11 hereto sets forth a complete and correct list of the policies of insurance of the Novamedix Sellers and Breg Mexico in effect on the date hereof covering the Purchased Assets or operations of the Business.  The Sellers have not been denied insurance or suffered the cancellation of any insurance with respect to the Business in the five (5) years preceding the date of this Agreement.

3.12         Absence of Certain Changes.

(a)            Since December 31, 2009 through the date hereof, except as set forth in Schedule 3.12 hereto, the Sellers have conducted the Business in the ordinary course, consistent in all material respects with past practices, and there has not occurred with respect to the Business:

(i)            any Material Adverse Effect;

(ii)           any payment, discharge or satisfaction of any Liabilities in excess of Ten Thousand Dollars ($10,000), other than the payment, discharge or satisfaction of accounts payable or accrued expenses incurred in the ordinary course of business;

(iii)           any Assets and Properties becoming subject to any Lien of any kind other than Permitted Liens that have not been released;

(iv)           any entering into, materially amending or becoming subject to any Material Contract other than in the ordinary course consistent with past practice;

(v)            any sale, lease, license, transfer, assignment, distribution or other disposition of any Assets and Properties, except for sales of finished goods inventory in the ordinary course of business consistent with past practice;

(vi)           any disposal of any material rights in, to or for the use of any Intellectual Property used in the Business;

(vii)          any change in any method of accounting or keeping its books of account or accounting practices;

(viii)         any preparing of Tax Returns relating to the Business in a manner that is inconsistent with the past practices of the Sellers;

(ix)           any entering into a settlement or a closing agreement relating to the Business with a Taxing Authority;

(x)            any damage, destruction or loss of any Asset and Properties, whether or not covered by insurance, which individually exceeds Ten Thousand Dollars ($10,000) or exceeds Twenty Five Thousand Dollars ($25,000) in the aggregate;

(xi)           except Liabilities incurred in the ordinary course of business, any incurrence of a Liability exceeding Ten Thousand Dollars ($10,000), including any liability for nonperformance or termination of any Material Contract;

(xii)          any acquisition of a business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or entering into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing; or

(xiii)         any entering into of a Contact or letter of intent (whether or not binding) with respect to, or otherwise committing or agreeing, whether or not in writing, to do any of the foregoing.

3.13          Material Contracts.

(a)           Schedule 3.13(a) hereto sets forth a complete and correct list as of the date of this Agreement of each of the following Contracts to which any Seller is a party or to which any of its Assets and Properties is bound, in each case to the extent such Contract is primarily related to, or primarily used or held for use in, the Business other than intercompany Contracts that are not included as part of the Purchased Assets (collectively, “Material Contracts”), true and correct copies of which have been made available to Purchasers:

(i)            all leases or other Contracts under which any Seller is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third party and used in the Business and which entails annual payments, in the case of any such lease or agreement, in excess of Ten Thousand Dollars ($10,000), or Twenty Five Thousand Dollars ($25,000) in the aggregate;

(ii)            all Contracts with agents, consultants, advisors, sales representatives, distributors, sales agents or dealers to the Business (excluding employees of the Sellers), other than contracts which by their terms are cancelable by the Sellers with notice of not more than thirty (30) days and without cancellation penalties or severance payments, in the case of any such Contract, in excess of Ten Thousand Dollars ($10,000);

(iii)           all outstanding Contracts with customers or vendors to the Business expected to result in remaining payment to or by the Sellers in excess of Ten Thousand Dollars ($10,000);

(iv)           all Contracts involving any joint venture, joint product development, partnership, strategic alliance or co-marketing arrangement with respect to the Business;

(v)            all Contracts involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Business extended in the ordinary course of business), or investment in, any Person or any Contract relating to the making of any such loan, advance or investment;

(vi)           all Contracts (including letters of intent) involving the future disposition or acquisition of Assets or Properties of any Novamedix Seller (other than sales of inventory in the ordinary course of business consistent with past practice), or any merger, consolidation or similar business combination transaction of any Novamedix Seller, whether or not enforceable;

(vii)          all Contracts involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute with respect to the Business or the Purchased Assets;

(viii)         all Contracts involving a standstill or similar arrangement with respect to the Business; and

(ix)           all Contracts (including non-competition and non-solicitation agreements) that impose any material restriction on the activities or operations of the Business or the use, ownership or operation of any of the Purchased Assets.

(b)           Each Material Contract (i) is a legal, valid and binding obligation of the Seller party thereto enforceable (except as enforcement may be limited by equitable principles limiting the right to obtain specific performance or other equitable remedies or by applicable bankruptcy or insolvency laws and related decisions affecting creditors’ rights generally) against such Seller, assuming such Material Contract is binding and enforceable against the other parties thereto, and (ii) is, to the Knowledge of the Sellers, enforceable against the other parties thereto in accordance with their respective terms.  Subject to Section 6.13, each Material Contract is fully assignable without the consent of any third party except as listed in Schedule 3.13(b) hereto.  No Seller, nor, to the Knowledge of the Sellers any other party to such Contract, is in violation or breach of or default under any Material Contract (or with notice or lapse of time or both, would be a violation or breach of or default under any Material Contract), and no Seller has received or given notice of any default or claimed or purported or alleged default or state of facts which, with notice or lapse of time or both, would constitute a default on the part of any party in the performance or payment of any Material Contract.

3.14         Customers and Suppliers.  Schedule 3.14 hereto lists the ten (10) largest customers of the Business, by dollar amount, over the twelve (12) months ended December 31, 2009, and the ten (10) largest suppliers with respect to the Business, by dollar amount, over the twelve (12) months ended December 31, 2009.  To the Knowledge of the Sellers, all purchase and sale orders and other commitments for purchases and sales made by the Sellers with respect to the Business have been made in the ordinary course of business in accordance with past practices, and no payments have been made to any supplier or customer or any of their respective representatives other than payments to such suppliers or the payment of the invoiced price of supplies purchased or goods sold in the ordinary course of business.  To the Knowledge of the Sellers, there has been no termination or threatened termination, or cancellation or threatened cancellation of any purchase or sale order, in each case by any customer or supplier of the Business listed in Schedule 3.14 hereto, during the twelve (12) months preceding the date of this Agreement, and, to the Knowledge of the Sellers, no such customer or supplier has informed the Sellers of any intention to terminate or materially reduce its business relationship with the Business.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser hereby represents and warrants to Orthofix and the Sellers as of the date of this Agreement as follows:

4.1           Organization; Authority.  Covidien LP is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware.  Covidien AG is a corporation duly organized, validly existing and in good standing under the laws of Switzerland.  Mallinckrodt Brazil is a company duly organized, validly existing and in good standing under the laws of Brazil.  Each Purchaser has all requisite power and authority to enter into this Agreement, the Ancillary Agreements to which it is a party and the other instruments and agreements to be delivered by it hereunder, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by each Purchaser of this Agreement, the Ancillary Agreements to which it is a party, and the other instruments and agreements to be delivered by it hereunder, and the performance by it of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary action on its part, and this Agreement, the Ancillary Agreements and all other such instruments and agreements delivered or to be delivered by such Purchaser in connection with the transactions contemplated hereby are, or (when executed and delivered in accordance herewith) will be (assuming due authorization, execution and delivery of the same by the Sellers and the other parties thereto), the legal, valid and binding obligations of such Purchaser, enforceable against it in accordance with their respective terms, except as enforcement may be limited by equitable principles limiting the right to obtain specific performance or other equitable remedies, or by applicable bankruptcy or insolvency Laws and related decisions affecting creditors’ rights generally.

4.2           No Conflict.  The execution, delivery and performance of this Agreement and the Ancillary Agreements by each Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of such Purchaser’s agreement of limited partnership, articles of incorporation or by-laws (or similar organizational documents), (b) conflict with or violate any Law or Governmental Order applicable to such Purchaser, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which such Purchaser is a party, except, in the case of clause (c), to the extent that such conflicts, breaches, defaults or other matters would not adversely affect the ability of such Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

4.3           Litigation.  There is no Action involving the transactions contemplated hereby pending or, to the best knowledge of the Purchasers, threatened, against any Purchaser and to the knowledge of the Purchasers there exists no bases or grounds for any of the foregoing.

4.4           Brokers, Finders.  Neither Purchaser nor any of their Affiliates has retained any broker or finder in connection with the transactions contemplated hereby or is obligated or has agreed to pay any brokerage or finder’s commission, fee or similar compensation in connection with the transactions contemplated hereby.

4.5           Governmental Consents and Approvals.  No consent, approval or agreement of any Person or Governmental Authority is required to be obtained by any Purchaser in connection with the execution and delivery of this Agreement, or the other instruments and agreements provided herein or the consummation of the transactions contemplated hereby.

4.6           Financial Condition; Solvency.  The Purchasers have the financial capabilities to fully meet and perform all of their obligations under this Agreement, and the Purchasers have, and at the Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to pay in cash the Cash Consideration in accordance with Article II.  Immediately prior to, and immediately subsequent to, the consummation of the sale of the Business and the Purchased Assets pursuant to the provisions of this Agreement, each Purchaser will be solvent with the ability to pay its debts as they become due.  For purposes of this section, “solvent” shall mean, with respect to each Purchaser, that the present fair saleable value of such Purchaser’s assets is greater than the amount that will be required to pay its liability on its existing debts as they become absolute and matured.

ARTICLE V

TAX MATTERS

5.1           Amended Non-Income Tax Returns.  No Seller shall file any amended non-income Tax Returns or claims for refund with respect to non-income Taxes of the Business or the Purchased Assets without the prior written consent of the Purchasers (which consent shall not be unreasonably withheld or delayed) if such amendment adversely affects Purchasers, unless required to do so by Law.

5.2           Prior Tax Agreements.  Each Seller shall terminate any and all of the Tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings in effect, written or unwritten, on the Closing Date as between such Seller and any other party under which the Purchasers or the Business could be liable for any Taxes or claims with respect to Taxes of any party.

5.3           Transfer Taxes. All transfer, sale and use, registration, documentary recording, value added, stamp and similar taxes, fees and costs (including any penalties and interest) incurred, imposed, assessed or payable in connection with or as a result of this Agreement or any transactions contemplated hereby (collectively, the “Transfer Taxes”) shall be borne fifty percent (50%) by the Sellers and fifty percent (50%) by the Purchasers.  The Purchasers and the Sellers shall cooperate to timely prepare and file any Tax Returns relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.  The party that is legally required to file Tax Returns with respect to all such Transfer Taxes shall file, at its own out-of-pocket expense, all such necessary Tax Returns with respect to such Transfer Taxes, and, to the extent required by applicable Law, such party shall cause any other necessary party to join in the execution of any such Transfer Taxes.  To the extent that the Purchasers file such Tax Returns and pay such Transfer Taxes, the Sellers shall, within ten (10) days of a written request thereof, reimburse the Purchasers for all such Transfer Taxes and any expenses incurred in connection with the preparation and filing of such Tax Returns.

5.4           Cooperation and Exchange of Information.  The Purchasers and the Sellers shall provide each other party with such cooperation and information as may be reasonably requested with respect to the filing of any Tax Return, amended Tax Return or claim for refund, the determination of a liability for Taxes, or a right to refund of Taxes, or the conduct of any audit or other proceeding in respect of Taxes.  Such cooperation and information shall include providing copies of all relevant Tax Returns (or the information from such Tax Returns pertaining to the Purchased Assets or the Business), together with accompanying schedules and related work papers, documents relating to rulings or other determinations by any Taxing Authority, and records concerning the ownership and Tax basis of property, which the Purchasers and the Sellers may possess concerning the Business.  Before the filing of any Tax Return (other than income Tax returns) relating to the Business and the Purchased Assets for the taxable year including the Closing Date, the Sellers shall provide the Purchasers with a copy of such Tax Return, work papers and other documentation relevant to the preparation of such Tax Return at least thirty (30) days prior to the last date for timely filing such Tax Return.  If the Purchasers agree with the preparation of such Tax Return, the Purchasers shall provide notice of consent, which shall not be unreasonably withheld, no later than fifteen (15) days prior to the last date for timely filing such Tax Return.  The Purchasers and the Sellers shall make their employees available to each other on a mutually convenient basis to provide explanation of any documents or information provided hereunder.  Notwithstanding the foregoing, the Purchasers and the Sellers shall not be required to prepare any documents, or determine any information not then in its possession in response to a request under this Section 5.3.  The Purchasers and the Sellers shall reimburse each other for any reasonable out-of-pocket costs incurred by the other in providing any Tax Return, document or other written information, and shall reimburse the other for any reasonable out-of-pocket expenses upon receipt of reasonable documentation of such costs.  The Sellers shall retain without charge to the Purchasers all Tax Returns, schedules and work papers and all material records or other documents relating to the Business and the Purchased Assets, until the expiration of the period of time beginning on the Closing Date and ending within seven (7) years hereof.  Any information obtained under this Section 5.3 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting any audit or other proceeding.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1           Commercially Reasonable Efforts.  Subject to the terms and conditions contained herein, the Sellers, Orthofix and the Purchasers shall cooperate and use their respective commercially reasonable efforts to (a) take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws, to consummate and make effective the transactions contemplated by this Agreement, (b) to obtain, on or prior to the Closing Date, the Required Consents, and (c) to fulfill the conditions to consummation of the transactions contemplated hereby set forth in Article VII of this Agreement; provided, however that no Material Contract shall be amended to increase the amount payable thereunder or otherwise to be materially more burdensome to the Business to obtain any such consent, approval or authorization, without first obtaining the written approval of the Purchasers.  Notwithstanding any provisions of this Agreement to the contrary, (i) in no event shall the Purchasers be required to agree to divest, abandon, license, hold separate or take similar action with respect to any Assets and Properties of the Business, the Purchasers or any Affiliate of the Purchasers and (ii) neither the Sellers nor Orthofix shall have any obligation to pay any consideration or to offer to grant, or agree to, any financial or other accommodation or institute legal proceedings in order to obtain any of the Required Consents.

6.2           Disclosures.  Except as required by any applicable Law or stock exchange regulations, none of the Sellers, Orthofix or the Purchasers, without the prior written consent of the other, will make any press release or any similar public announcement concerning this Agreement or the transactions contemplated hereby.  Except as required by any applicable Law or stock exchange regulations, no written or oral announcement or private disclosure with respect to the transactions contemplated hereby will be made to any Person unrelated to the Sellers, Orthofix or the Purchasers unless jointly approved by the Sellers, Orthofix and the Purchasers.  If disclosure is required by any applicable Law or stock exchange regulations, the disclosing party shall consult in advance with the other party and attempt in good faith to reflect such other party’s concerns in the required disclosure.  Notwithstanding the foregoing, if the Sellers, Orthofix and the Purchasers shall have approved any press release or other disclosure concerning this Agreement or the transactions contemplated hereby, either party may make subsequent disclosures without the prior consent of the other party, provided that such subsequent disclosures do not contain any information regarding this Agreement or the transactions contemplated hereby that was not included in the press release or other disclosure previously approved by both parties.

6.3           The Purchasers’ Access and Inspection.

(a)           The Sellers shall provide the Purchasers and their representatives reasonable access during normal business hours, from and after the date hereof until the Closing, to the Sellers, the books and records of the Sellers and appropriate employees and advisors of the Sellers, in each case to the extent related to the Business for the purpose of making such investigation as the Purchasers may reasonably request, and the Sellers shall furnish the Purchasers such information concerning the Business and Purchased Assets as the Purchaser may reasonably request.

(b)           Any information obtained by the Purchasers pursuant to paragraph (a) above shall be subject to the confidentiality agreement dated August 20, 2009 (the “Confidentiality Agreement”) between Covidien LP, and Orthofix, the terms of which are incorporated herein by reference.  Effective upon, and only upon, the Closing, the Purchasers’ obligations under the Confidentiality Agreement shall terminate only with respect to information relating to the Business.

6.4           Notification of Certain Matters.

(a)           Between the date of this Agreement and the Closing Date, the Sellers shall give prompt notice to the Purchasers of any of the following which occurs, or of which it becomes aware, following the date hereof:  (i) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default under any Material Contract; (ii) the occurrence or existence of any fact, circumstance or event that is reasonably expected to result in (A) any representation or warranty made by the Sellers in this Agreement to be untrue or inaccurate in any material respect or (B) the failure of any condition precedent to the Purchasers’ obligations to be satisfied; and (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

(b)           Between the date of this Agreement and the Closing Date, the Purchasers shall give prompt notice to the Sellers of any of the following which occurs, or of which it becomes aware, following the date hereof:  (i) the occurrence or existence of any fact, circumstance or event that is reasonably expected to result in (A) any representation or warranty made by the Purchasers in this Agreement to be untrue or inaccurate in any material respect or (B) the failure of any condition precedent to the Sellers’ obligations to be satisfied; and (ii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

6.5           Exclusive Dealing.  During the period from the date of this Agreement to the earlier of (a) the Closing Date and (b) the date this Agreement is terminated in accordance with its terms, none of Orthofix or the Sellers shall take, and shall cause their respective Affiliates, stockholders, officers, directors, employees, agents, representatives, consultants, financial advisors, attorneys, accountants and other agents to refrain from taking, any action to, directly or indirectly, encourage, initiate, solicit or engage in discussions or negotiations with, or provide any information to, any Person, other than the Purchasers (and their Affiliates and representatives), concerning any merger, asset sale, stock sale recapitalization or similar transaction involving the Business.  The Sellers and Orthofix will notify the Purchasers as soon as practicable if any Person makes any proposal, offer, inquiry to, or contact with, the Sellers or Orthofix with respect to the foregoing and shall describe in reasonable detail the identity of any such Person and, the substance and material terms of any such contact and the material terms of any such proposal.  Notwithstanding the foregoing, the parties acknowledge and agree that none of the restrictions or limitations in this Section 6.5 shall apply with respect to any possible transaction involving a possible change of control of Orthofix.

6.6           Conduct of Business Pending Closing.  During the period from the date of this Agreement to the Closing Date, the Sellers shall conduct the Business in a manner consistent in all material respects with past practice of the Sellers, and the Sellers shall not engage in any transaction with respect to the Business out of the ordinary course of business.  Furthermore, except as set forth in Schedule 6.6 hereto, or as is expressly permitted or required by this Agreement, the Sellers will not, without the prior written consent of the Purchasers (which shall not be unreasonably withheld, conditioned or delayed):

(a)           allow any Purchased Assets to become subject to any Lien other than Permitted Liens;

(b)           cancel or affirmatively waive any claims or rights of material value to the Business, or

(c)           sell, transfer or dispose of any Purchased Assets, except for sales of finished goods inventory in the ordinary course of business;

(d)           dispose or permit to lapse any rights in, to or for the use of any Transferred Intellectual Property (other than any expiring patents);

(e)           enter into, terminate, materially amend or become subject to any Contract that, if entered into prior to the date of this Agreement, would be required to be listed on Schedule 3.13;

(f)           make any change in any method of accounting or keeping its books of account or accounting practices related to or affecting the Business;

(g)           cause or permit any damage, destruction or loss of any Purchased Assets, whether or not covered by insurance, that individually exceeds Ten Thousand Dollars ($10,000) or exceeds Twenty Five Thousand Dollars ($25,000) in the aggregate;

(h)           prepare any Tax Returns relating to the Business in a manner that is inconsistent with the past practices of the Sellers;

(i)            enter into a settlement or a closing agreement relating to the Business with a Taxing Authority;

(j)            cause or permit the termination, lapse or material modification of any insurance policies currently maintained with respect to the Business and the Purchased Assets;

(k)           directly or indirectly make, offer to make, promise to make or authorize the payment or giving of a Prohibited Payment or otherwise violate the FCPA or any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention; or

(l)           enter into any Contract or letter of intent with respect to (whether or not enforceable), or otherwise commit or agree, whether or not in writing, to do any of the foregoing;

6.7           Access to Information after Closing.  In order to facilitate the resolution of any claims made by or against or incurred by the Purchasers after the Closing or for any other reasonable purpose, for a period of three (3) years following the Closing, the Sellers and Orthofix shall (a) retain the books and records of the Sellers which relate to the Business and its operations for periods prior to the Closing and which shall not otherwise have been delivered to the Purchasers and (b) upon reasonable notice, afford the officers, employees, agents and representatives of the Purchasers reasonable access (including the right to make photocopies, at the Purchasers’ expense), during normal business hours, to such books and records.

6.8           Confidentiality.  Each Seller and Orthofix agrees to, and shall cause its agents, representatives, Affiliates, employees, officers and directors to:  (a) treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to trade secrets, processes, patent applications, product development, operations methods, product development techniques and all other confidential or proprietary information with respect to the Business, (b) in the event that Orthofix or such Seller or any such agent, representative, Affiliate, employee, officer or director becomes legally compelled to disclose any such information, provide the Purchasers with prompt written notice of such requirement so that the Purchasers may seek a protective order or other remedy or waive compliance with this Section 6.8, (c) in the event that such protective order or other remedy is not obtained, or the Purchasers waive compliance with this Section 6.8, furnish only that portion of such confidential information which is legally required to be provided and exercise its best efforts to obtain assurances that confidential treatment will be accorded such information; provided, however, that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by Orthofix or any Seller, its agents, representatives, Affiliates, employees, officers or directors; and provided further that, with respect to Intellectual Property, specific information shall not be deemed to be within the foregoing exception merely because it is embraced in general disclosures in the public domain.  In addition, with respect to Intellectual Property, any combination of features shall not be deemed to be within the foregoing exception merely because the individual features are in the public domain unless the combination itself and its principle of operation are in the public domain.  Orthofix and each Seller agree and acknowledge that remedies at law for any breach of its obligations under this Section 6.8 are inadequate and that in addition thereto the Purchasers shall be entitled to equitable relief, including injunction and specific performance, in the event of any such breach.

6.9           Replacement of Molds.  Each of the parties hereto acknowledges and agrees that the molds listed on Schedule 6.9, which are included in the Purchased Assets (the “Designated Molds”), will need to be replaced.  The parties acknowledge and agree that, notwithstanding anything herein or in any Ancillary Agreement to the contrary, the Purchasers shall bear all costs associated with the replacement of such Designated Molds, and that the Purchasers shall have no claim or right of action hereunder or otherwise against Orthofix or any of the Sellers in connection with the condition such Designated Molds or the replacement costs with respect thereto; provided, however, that this Section 6.9 shall not in any way limit or waive the Sellers’ obligation to convey title and possession of the Designated Molds to the Purchasers free and clear of all Liens, other than Permitted Liens.

6.10         Further Action.  Each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and the Ancillary Agreements to which it is a party and consummate and make effective the transactions contemplated hereby and thereby.

6.11         Regulatory Compliance Matters.

(a)           With regard to each jurisdiction in which services under the Transition Services Agreement have terminated or expired, the Purchasers agree to thereafter administer any warranty claims and recalls with regard to Business Products sold by the Business in such jurisdiction prior to the Closing.  In the event that the Purchasers reasonably determine to recall Business Products sold by the Business prior to the Closing as a result of reported defects in such Business Products, or in the event that a Governmental Authority directs the Purchasers to recall Business Products sold by the Business prior to the Closing, Purchasers shall promptly notify the Sellers of such recall.  The Sellers shall reimburse the Purchasers in accordance with Section 6.11(d) for all Losses actually incurred arising from warranty claims and recalls related to Business Products sold by the Business prior to the Closing (“Pre-Closing Warranty Claims”) to the extent that the aggregate amount of such Losses (the “Warranty Losses”) exceeds fifty thousand dollars ($50,000).

(b)           Within thirty days (30) days subsequent to the date that is 18 months after the Closing Date (the “Specified Warranty Claim Period”), the Purchasers shall prepare and deliver to the Sellers a statement setting forth all Pre-Closing Warranty Claims received through the Specified Warranty Claim Period, including reasonable documentation evidencing that the claims relate to Business Products sold by the Business prior to the Closing and the Warranty Losses with respect to such claims (the “Warranty Claim Statement”).  Any fees and expenses incurred by the Purchasers in preparing the Warranty Claim Statement shall be paid by the Purchasers.  Upon receipt of the Warranty Claim Statement, the Sellers and their accountants and attorneys shall have thirty (30) days to review the Warranty Claim Statement.  Unless the Sellers notify the Purchasers to the contrary in writing within such thirty (30) day period pursuant to Section 6.11(c), the Sellers shall be deemed to have accepted the Warranty Claim Statement and such Warranty Claim Statement shall be conclusive and binding on the Sellers.  Any fees and expenses incurred by the Sellers in undertaking such review shall be paid by the Sellers.

(c)           If the Sellers take exception to any aspect of the Warranty Claim Statement, the Sellers shall notify the Purchasers of such exception in writing on or prior to the thirtieth (30th) day after the Sellers’ receipt of the Warranty Claim Statement.  The exception or exceptions will then be submitted in writing to executive officers of Orthofix and the Vascular Therapies business unit of Covidien LP for resolution.  If the executive officers are unable to resolve the exception or exceptions within thirty (30) days after receipt of the notice specified in the first sentence of this Section 6.11(c) (the “Warranty Claim Resolution Period”), such exception or exceptions shall be submitted to the Neutral Auditors selected by mutual agreement of the Purchasers and the Sellers within five (5) days after the expiration of the Warranty Claim Resolution Period or, in the absence of such mutual agreement, by a firm of nationally recognized independent public accountants selected by lot after eliminating Orthofix’s principal outside accountants and the Purchasers’ principal outside accountants.  Each party agrees to execute a reasonable engagement letter, if requested to do so by the Neutral Auditors.  All fees and expenses relating to the work performed by the Neutral Auditors shall be shared equally between the Sellers and the Purchasers.  The Neutral Auditors, within thirty (30) days after their selection, shall make a determination of all issues in dispute, which determination shall be set forth in a written statement delivered to the Purchasers and the Sellers and shall be binding and conclusive on the Purchasers and the Sellers, absent fraud or manifest error.

(d)           Within five (5) Business Days following the first to occur of (i) the acceptance of the Warranty Claim Statement by the Sellers, as evidenced by written notice thereof to the Purchasers, (ii) the deemed acceptance of the Warranty Claim Statement by the Sellers pursuant to Section 6.11(b), or (iii) the resolution of the parties or the delivery of the statement of the Neutral Auditors pursuant to Section 6.11(c), the Sellers shall pay to Covidien LP an amount of cash equal to the amount, if any (and only if a positive number), equal to the difference between (x) the aggregate amount of the Warranty Losses set forth on such Warranty Claim Statement (or in such statement from the Neutral Auditors, as the case may be), and (y) fifty thousand dollars ($50,000).

(e)           On a quarterly basis during the Specified Warranty Claim Period, the Purchasers shall deliver to the Sellers a quarterly statement setting forth the Pre-Closing Warranty Claims received during the prior quarterly period including reasonable documentation evidencing that the claims relate to Business Products sold by the Business prior to the Closing and the Warranty Losses with respect to such claims.

6.12         Termination of Distribution Agreements.

(a)           Notwithstanding any provisions herein to the contrary, the distribution agreements listed on Schedule 6.12 (the “Terminated Distribution Agreements”) will not be assigned to the Purchasers and Sellers will not seek consent from the other parties thereto (the “Terminated Distributors”) to assign such Contracts.  Within five (5) Business Days following the Closing, the Sellers will provide notice to each Terminated Distributor that the relevant Terminated Distribution Agreement has been terminated effective as of the date specified by the Purchasers, which will in no event be prior to the effective date of such notice (the “Distributor Termination Effective Date”), the form and substance of which notice shall have been approved in advance by the Purchasers.  The Sellers may permit the Terminated Distributors to sell any inventory of Business Products held by the Terminated Distributors as of the Distributor Termination Effective Date.  Except as otherwise agreed to by the Purchasers (which agreement may be withheld at the sole discretion of the Purchasers), the Sellers shall not provide any additional Business Products to the Terminated Distributors after the Distributor Termination Effective Date.

(b)           The Purchasers shall indemnify, defend and hold harmless the Seller Indemnified Persons from and against any Losses arising from the termination of the Terminated Distribution Agreements in accordance with this Section 6.12, excluding Losses with respect to any claims, counterclaims or assertions of noncompliance with any of the Terminated Distribution Agreements before the Closing Date by the Sellers, Orthofix or their respective Affiliates.  Subject to Section 6.12(d), the Purchasers shall be entitled to assume control of the defense of any Action, including the negotiation of any settlement, with respect to any claims asserted by any Terminated Distributor, provided that any such settlement shall require the prior written consent of Orthofix and the Sellers (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement includes only the payment of monetary damages (which are fully paid by Purchasers), does not impose any injunctive or equitable relief upon Orthofix or the Sellers and fully releases the Sellers and Orthofix and their Affiliates.  The Purchasers shall keep the Sellers and Orthofix informed and updated regarding the status of any such negotiations.  The Sellers shall not settle any claim or otherwise make any payments (or commitments to make payments) to any Terminated Distributor without the prior written consent of the Purchasers (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)           In the event the Purchasers fail to assume control of the defense of any Action or negotiation, or fail to adequately defend such Action (as contemplated in Section 8.5(d)), the Purchasers shall advance expenses to the Seller Indemnified Persons upon request by Orthofix in connection with preparing for, defending or providing evidence in, or otherwise relating to, the Action (subject to reimbursement by the Seller Indemnified Persons solely in the event that it is ultimately determined that Purchasers are not obligated to indemnify with respect to such Action pursuant to the first sentence of Section 6.12(b)).

(d)           In the event that a Terminated Distributor asserts an Action against the Sellers, Orthofix or any of their respective Affiliates as a result of the termination of its Terminated Distribution Agreement, the Purchasers shall have the right to assume the defense of such Action (subject to Section 8.5(d)); it being understood that if Purchasers assume control of such defense, the Seller Indemnified Persons shall have the right to employ separate counsel at their own expense; it being further understood that the Sellers and Orthofix shall have the right to control the defense of any claims, counterclaims or assertions of noncompliance with any of the Terminated Distribution Agreements before the Closing Date by the Sellers, Orthofix or their respective Affiliates.

(e)           Purchasers acknowledge and agree that they have requested that the Sellers terminate the Terminated Distributors pursuant to this Section 6.12 and further covenant and agree not to challenge the enforceability of the foregoing indemnification rights and obligations.

6.13         Additional Transition Period Provisions.  Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that Sellers and Orthofix shall have no liability to Purchasers or to any Purchaser Indemnified Person, and Purchasers shall not be deemed to have suffered a “Loss” subject to any indemnification rights under this Agreement, for any inaccuracy of a representation or warranty of the Sellers or Orthofix made pursuant to Section 3.6(b), or Section 3.13(b), to the extent that, during the term of the Other Supply Agreement (the “Specified Period”), (i) in the case of Section 3.6(b), Sellers or Orthofix notify Purchasers of the existence of any Governmental Permit that was not listed on Schedule 3.6(b) but should have been listed on Schedule 3.6(b) or (ii) in the case of Schedule 3.13(b), Sellers or Orthofix notify Purchasers of the existence of any Material Contract that was not listed on Schedule 3.13(b) but should have been listed on Schedule 3.13(b), in each case, as long as (A) such Governmental Permit or Material Contract is transferred or assigned (or, if not transferable or assignable, Purchasers are provided with the information necessary to enable Purchasers to obtain a replacement Governmental Permit to Purchasers) during the Specified Period, or the Parties negotiate in good faith and agree upon an appropriate arrangement with respect to such Governmental Permit or Material Contract pursuant to the last sentence of Section 2.2(c) if such Governmental Permit or Material Contract cannot be transferred or assigned during the Specified Period, (B) Sellers continue to perform their respective obligations under or with respect to each such Governmental Permit or Material Contract during the Specified Period and provide Purchasers in all material respects with the benefits of such Governmental Permit and Material Contract during the Specified Period and (C) such Material Contract (I) does not impose non-competition obligations on the Business or other restrictions that would materially adversely affect the Business, (II) if a distribution Contract, is terminable by the Purchasers on not more than thirty (30) days’ notice without cost or penalty, and the Purchasers elect in good faith not to assume such distribution Contract and/or continue the distribution arrangement with the Third Party thereunder, (III) if a Contract with a customer of the Business, including distribution agreements, does not require the Purchasers (as successors to Sellers) to sell Business Products at a price less than the Sellers’ fully burdened cost to manufacture such Business Product as of the Closing Date, and the Purchasers elect in good faith not to assume such Contract and/or continue the customer arrangement with the Third Party thereunder, and (IV) if a Contract with a vendor or supplier to the Business, does not require the Purchasers (as successors to Sellers) to make purchases of more than $25,000 in the aggregate and the Purchasers elect in good faith not to assume such Contract and/or continue the vendor or supplier arrangement with the Third Party thereunder.  Upon the assignment or transfer of each such Governmental Permit or Material Contract pursuant to this Section 6.13, such Governmental Permit or Material Contract shall be deemed to have been transferred to Purchasers as part of the Purchased Assets pursuant to this Agreement.  Purchasers agree to cooperate with Sellers and Orthofix in connection with the foregoing.

6.14         No Other Representations.

(a)           Each Purchaser acknowledges and agrees that (i) the Purchasers have made their own inquiry and investigation into, and, based thereon and on the representations and warranties contained herein, have formed an independent judgment concerning, Orthofix, the Sellers, the Business, the Business Products, the Purchased Assets, and the transactions contemplated hereby, (ii) except as provided in Article III of this Agreement and in the Ancillary Agreements and the Orthofix Closing Certificate (in each case as qualified by the Disclosure Schedules), none of Orthofix, the Sellers, nor any of their respective directors, officers, employees, agents, stockholders, Affiliates, consultants, counsel, accountants, investment bankers or representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Purchasers or its agents or representatives or as to the Business Products, including as to the merchantability or fitness for any particular purpose of the Business Products and (iii) the parties agree that the Sellers hereby disclaim, and shall not be liable for, any express or implied representations or warranties not contained in this Agreement, the Ancillary Agreements or the Orthofix Closing Certificate (in each case as qualified by the Disclosure Schedules).

(b)           THE PURCHASERS SPECIFICALLY ACKNOWLEDGE AND AGREE THAT EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT (INCLUDING THE COVENANTS UNDER THIS ARTICLE VI AND THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE III) AND THE ORTHOFIX CLOSING CERTIFICATE, SELLERS ARE TRANSFERRING THE PURCHASED ASSETS “AS IS, WHERE IS AND WITH ALL FAULTS.”

(c)           This Section 6.14 will survive the Closing, or, if the Closing does not occur, the termination of this Agreement.

6.15         Trademarks and Tradenames.   Within thirty (30) days following the expiration or termination of the Transition Services Agreement, the Sellers and their Affiliates shall cease all usage of the name Novamedix any other tradenames and trademarks included in the Transferred Intellectual Property, including changing corporate names to remove all references to such tradenames and trademarks and modifying or terminating all internet websites to remove all references to such tradenames and trademarks.

6.16         Conveyance of Italian Assets.

(a)           Notwithstanding any provisions herein to the contrary, all Purchased Assets (including Inventory) owned by Orthofix S.r.l. and located in, or otherwise related to the operation of the Business in, Italy (the “Italian Assets”) shall be conveyed to the Purchasers after the Closing Date in accordance with this Section 6.16.  The Sellers and the Purchasers acknowledge that the conveyance of the Italian Assets to the Purchasers shall be consummated in accordance with applicable Laws of Italy.

(b)           As promptly as reasonably practicable following the Closing Date, Orthofix S.r.l. and one or more of the Purchasers and/or Affiliates of the Purchasers (the “Italian Purchaser”) shall execute a mutually acceptable business undertaking transfer agreement (the “Italian Assets Transfer Agreement”), according to article 2556-2560 of the Italian Civil Code and in compliance with the provisions of Legislative Decree no. 163 of 2003 (Italian Code of public contracts concerning work, supplies and services).  Subject to Section 6.16(d) below, the Sellers and the Purchasers shall use their respective commercially reasonable efforts, and act in good faith, to execute the Italian Assets Transfer Agreement and obtain any required notarizations thereof within sixty (60) days following the Closing Date.

(c)           The terms of the Italian Assets Transfer Agreement shall be consistent with the terms and conditions of this Agreement.  In the event of any inconsistency between the terms of this Agreement and the terms of the Italian Assets Transfer Agreement, the terms of this Agreement shall govern.  In the event that, by operation of Law, the Italian Purchaser is deemed to have assumed or otherwise be responsible for any Liabilities that are not Assumed Liabilities hereunder, such Liabilities shall be considered Excluded Liabilities for all purposes of this Agreement, including Section 8.1.

(d)           Prior to the date of execution of the Italian Assets Transfer Agreement, the Sellers shall deliver to the Purchasers a certificate from the applicable Italian tax authorities, according to Section 14 of Law Decree of December 18, 1997, n.472 as amended, dated no earlier than five days prior to such date, certifying that Orthofix S.r.l. has no Liabilities for Taxes that would be assumed by the Italian Purchaser as a result of the conveyance of the Italian Assets pursuant to the Italian Assets Transfer Agreement.  Sellers shall have applied for such certificate no later than (5) five Business Days after the date of this Agreement.

(e)           The Italian Purchaser and Orthofix S.r.l. shall jointly inform the unions representing employees of the Business in Italy according to article 47 of Law 428/90, as amended, concerning the procedure of consultation with unions applicable to the transfer of business.  Such notification will indicate that the Orthofix S.r.l. has retained all liability and responsibility with respect to employees of the Business in Italy.

(f)           Promptly following the closing of the transfer of assets contemplated by the Italian Assets Transfer Agreement, the Italian Purchaser and Orthofix S.r.l. shall jointly inform, on the basis of a communication drafted by the Italian Purchaser, the relevant customers of the Business in Italy about the transfer of relevant Contracts from Orthofix S.r.l. to the Italian Purchaser.

(g)           In the event that Orthofix S.r.l. has not conveyed the Italian Assets to the Italian Purchaser pursuant to a notarized Italian Assets Transfer Agreement in accordance with Section 6.16(b) within sixty (60) days following the Closing Date, the Purchasers and the Sellers shall negotiate, in good faith, for a period of thirty (30) days thereafter, a mutually acceptable alternate arrangement pursuant to which the Italian Assets are conveyed to the Purchasers or Orthofix S.r.l. is appointed as the Purchasers’ non-exclusive distributor of Business Products in Italy.  If the Purchasers and the Sellers are unable to agree on any such alternate arrangement within such thirty (30) day period (the “Negotiation Period”), (i) the Sellers shall promptly refund to the Purchasers the portion of the Purchase Price allocated to the Italian Assets (including Inventory included therein) in accordance with Section 2.9, (ii) the Sellers shall retain the Italian Assets, (iii) the Sellers’ obligation to perform services with respect to the sale of Business Products in Italy pursuant to the Transition Services Agreement shall terminate and the Purchasers shall refund to the Sellers all amounts paid by the Sellers to the Purchasers pursuant to Section 4 of the Transition Services Agreement with respect to the Italian Assets (less the amount paid by the Purchasers to the Sellers under the Supply Agreement for any Business Products sold by Orthofix S.r.l. in Italy pursuant to Section 4 of the Transition Services Agreement), and (iv) the Sellers shall have the right to sell any inventory included in the Italian Assets notwithstanding any provisions to the contrary in this Agreement or any Ancillary Agreement.

ARTICLE VII

CLOSING CONDITIONS

7.1           Conditions Precedent to the Obligations of the Purchasers.  The obligations of the Purchasers to purchase the Purchased Assets, to assume the Assumed Liabilities and to consummate the transactions contemplated hereby are subject, at the Purchasers’ sole option, to the fulfillment prior to or at the Closing of each of the following conditions:

(a)           Representations, Warranties and Covenants.  All representations and warranties of Orthofix and the Sellers contained in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date (except that to the extent such representations and warranties expressly relate to a specified date, such representations and warranties shall be true as of such specified date).  Orthofix and the Sellers shall have in all material respects performed all obligations and complied with all covenants required to be performed or complied with by Orthofix and the Sellers pursuant to the terms hereof on or prior to the Closing Date.

(b)           Officer’s Certificate.  The Purchasers shall have received a certificate, signed by the President, Chief Financial Officer or a Vice President of Orthofix on behalf of Orthofix and dated as of the Closing Date, stating that all of the conditions set forth in this Section 7.1 have been fulfilled (the “Orthofix Closing Certificate”).

(c)           Liens.  All Liens affecting any of the Purchased Assets, other than Permitted Liens, shall have been discharged and released (or the holders of such Liens (other than Permitted Liens) shall have committed in writing to discharge and release such Liens) and the Purchasers shall have received written evidence of such discharges and releases, or commitments to discharge and release, satisfactory to the Purchasers.

(d)           Assignment of Transferred Intellectual Property.  The Sellers shall have executed and delivered to the Purchasers the Assignment of Transferred Intellectual Property.

(e)           Assumption Agreement.  The Sellers shall have executed and delivered to the Purchasers the Assumption Agreement.

(f)            Bill of Sale.  The Sellers shall have executed and delivered to the Purchasers the Bill of Sale.

(g)           Supply Agreements.  Novamedix Distribution Limited shall have executed and delivered to Covidien LP the Supply Agreements.

(h)           Transition Services Agreement.  Orthofix and Novamedix Distribution Limited shall have executed and delivered to Covidien AG the Transition Services Agreement.

(i)           Non-Competition Agreement.  Each of the Sellers shall have executed and delivered to the Purchasers the Non-Competition Agreement.

(j)           Consents and Approvals.  The Purchasers shall have received, each in form and substance reasonably satisfactory to the Purchasers, the authorizations, consents, orders and approvals of Governmental Authorities and third party consents listed in Schedule 7.1(j) (the “Required Consents”).

(k)           Bailment Letters.  The Purchasers shall have received bailment letters from each Person (other than the Sellers) who has possession of any Purchased Assets on the Closing Date, including the Persons listed on Schedule 7.1(k) hereto, each in form and substance reasonably satisfactory to the Purchasers, pursuant to which each such Person confirms that (i) all Purchased Assets in the possession of such Person are owned exclusively by the Novamedix Sellers, (ii) such Person has no Lien on any such Purchased Assets, (iii) such Purchased Assets are being used by such Person exclusively to manufacture products for the Novamedix Sellers, and (iv) such Person will return such Purchased Assets to the Novamedix Sellers or its designee at any time upon the request of the Novamedix Sellers.

(l)            Fox and Gardner Settlement.  The Purchasers shall have received written documentation, in form and substance reasonably satisfactory to the Purchasers, evidencing (i) the full settlement and discharge of all claims and Actions asserted by Fox and Gardner against Novamedix and its Affiliates on or prior to the Closing, and (ii) the termination of the F&G Agreement and the release of all Liabilities thereunder.

7.2           Conditions Precedent to the Obligations of Orthofix and the Sellers.  The obligations of the Sellers to sell the Purchased Assets and of Orthofix and the Sellers to consummate the transactions contemplated hereby are subject, at Orthofix’s and the Sellers’ sole option, to the fulfillment prior to or at the Closing of each of the following conditions:

(a)           Representations, Warranties and Covenants.   All representations and warranties of the Purchasers contained in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date (except that to the extent such representations and warranties expressly relate to a specified date, such representations and warranties shall be true as of such specified date).  The Purchasers shall have in all material respects performed all obligations and complied with all covenants required to be performed or complied with by the Purchasers pursuant to the terms hereof on or prior to the Closing Date.

(b)           Officer’s Certificate.  The Sellers shall have received a certificate, signed by a President, Chief Financial Officer or Vice President of each Purchaser on behalf of each such Purchaser and dated as of the Closing Date, stating that all of the conditions set forth in this Section 7.2 have been fulfilled.

(c)           Assumption Agreement.  The Purchasers shall have executed and delivered to Orthofix and the Sellers the Assumption Agreement.

(d)           Supply Agreements.  Covidien LP shall have executed and delivered to Orthofix and the Sellers the Supply Agreements.

(e)           Transition Services Agreement.  Covidien LP and its applicable Affiliates shall have executed and delivered to Orthofix and the Sellers the Transition Services Agreement.

(f)            Fox and Gardner Settlement.  The Sellers and Orthofix shall have received written documentation, in form and substance reasonably satisfactory to Orthofix, evidencing (i) the full settlement and discharge of all claims and Actions asserted by Fox and Gardner against Novamedix and its Affiliates on or prior to the Closing, and (ii) the termination of the F&G Agreement and the release of all Liabilities thereunder.

ARTICLE VIII

INDEMNIFICATION

8.1           Indemnification by the Sellers.  Subject to the limits set forth in this Article VIII, from and after the Closing, each of Orthofix, Novamedix, Novamedix Distribution Limited, and Novamedix Services Limited (collectively, the “Seller Indemnifying Persons”) agree, on a joint and several basis, to indemnify, defend and hold harmless the Purchasers and each of the Purchasers’ respective Affiliates, officers, agents, representatives, directors, employees, successors and assigns (the Purchasers and such Persons are collectively hereinafter referred to as the “Purchaser Indemnified Persons”), from and against any and all Losses that such Purchaser Indemnified Persons may suffer, sustain, incur or become subject to by reason of, arising out of or due to:

(a)           any inaccuracy of any representation or warranty of the Sellers in this Agreement, or in the Orthofix Closing Certificate;

(b)           the breach or non-performance of any covenant, undertaking, agreement or other obligation of the Sellers under this Agreement; or

(c)           the Excluded Liabilities.

8.2           Indemnification by the Purchasers.  Subject to the limits set forth in this Article VIII, the Purchasers agree, on a joint and several basis, to indemnify, defend and hold harmless Orthofix, the Sellers and each of their respective Affiliates, officers, agents, representatives, directors, employees, successors and assigns (such Persons are hereinafter collectively referred to as the “Seller Indemnified Persons”), from and against any and all Losses that such Seller Indemnified Persons may suffer, sustain, incur or become subject to by reason of, arising out of or due to:

(a)           any inaccuracy of any representation or warranty of the Purchasers in this Agreement or in the certificate delivered on behalf of the Purchasers pursuant to Section 7.2(b) hereto;

(b)           the breach or non-performance of any covenant, undertaking, agreement or other obligation of the Purchasers under this Agreement; or

(c)           the Assumed Liabilities.

8.3           Survival of Representations and Warranties.  The representations and warranties contained in this Agreement or in any certificate or document delivered pursuant hereto, and the right to indemnity pursuant to Section 8.1(a) and Section 8.2(a), shall survive the Closing and shall remain in full force and effect thereafter for a period of fifteen (15) months after the Closing Date and shall be effective with respect to any inaccuracy therein or breach thereof, notice of which shall have been duly given within such fifteen (15) month period in accordance with Section 8.5, and shall thereupon terminate and be of no further force or effect.  Notwithstanding the foregoing, (a) all covenants contained in this Agreement or any agreement delivered pursuant hereto shall survive the Closing in accordance with their terms, (b) the Purchaser Indemnified Persons may give notice of, and make a claim relating to, and shall be indemnified in connection with (i) the breach of the representations and warranties contained in Section 3.7 (Taxes) at any time prior to sixty (60) days after the expiration of the applicable statute of limitations or any extensions thereof, and (ii) any breach of the representations and warranties contained in Section 3.1 (Organization, Authority and Qualification of the Sellers), Section 3.8 (Brokers; Finders), Section 3.9(h) (title to Intellectual Property) and the second sentence of Section 3.10 (Title to the Purchased Assets), at any time, and (c) the Seller Indemnified Persons may give notice of, and make a claim relating to, and shall be indemnified in connection with, any breach of the representations and warranties contained in Section 4.1 (Organization; Authority) and Section 4.4 (Brokers; Finders) at any time.

8.4           Limitation on Indemnification.

(a)           Except as set forth in Section 8.4(c), (i) no Purchaser Indemnified Person shall be entitled to any recovery pursuant to Section 8.1(a) unless and until the amount of Losses for which all Purchaser Indemnified Persons are otherwise entitled to indemnification pursuant to Section 8.1(a) exceeds Two Hundred Thousand Dollars $200,000 (the “Basket Amount”), and then only to the extent such aggregate amount exceeds the Basket Amount, and (ii) no Seller Indemnified Person shall be entitled to any recovery pursuant to Section 8.2(a) unless and until the amount of Losses for which all Seller Indemnified Persons are otherwise entitled to indemnification pursuant to Section 8.2(a) exceeds the Basket Amount, and then only to the extent such aggregate amount exceeds the Basket Amount.

(b)           Except as set forth in Section 8.4(c), (i) the maximum aggregate recovery by all Purchaser Indemnified Persons pursuant to Section 8.1(a) shall not exceed an amount equal to Four Million Two Hundred Fifty Thousand Dollars ($4,250,000) (the “Indemnification Cap”), and (ii) the maximum aggregate recovery by all Seller Indemnified Persons pursuant to Section 8.2(a) shall not exceed an amount equal to the Indemnification Cap.

(c)           Notwithstanding any provision herein to the contrary, the restrictions and limitations set forth in Section 8.4(a) and Section 8.4(b), shall not be applicable to claims arising under any breach of the representations and warranties set forth in Section 3.1 (Organization, Authority and Qualification of the Sellers), Section 3.7 (Taxes), Section 3.8 (Brokers; Finders), Section 3.9(h) (title to Intellectual Property), the second and last sentences of Section 3.10 (Title to the Purchased Assets), Section 4.1 (Organization; Authority) and Section 4.4 (Brokers; Finders), except that in no event shall the maximum aggregate recovery by all Purchaser Indemnified Persons pursuant to Section 8.1(a), and in no event shall the maximum aggregate recovery by all Seller Indemnified Purchasers pursuant to Section 8.2(a), including, in each case, for claims arising out of the foregoing sections, exceed an amount equal to the amount of the Cash Consideration (as finally determined after giving effect to the post-Closing adjustment described in Section 2.7 hereof).

8.5           Indemnification Procedure.

(a)           Promptly after the incurrence of any Losses by any Person entitled to indemnification pursuant to Section 8.1 or Section 8.2 (an “Indemnified Party”), or receipt by an Indemnified Party of notice of a Third Party Claim for which such Indemnified Party is entitled to indemnification pursuant to Section 8.1 or Section 8.2 (an “Indemnifiable Claim”), such Indemnified Party will give the Indemnification Control Person written notice thereof (an “Indemnification Notice”); provided, however, that delay or failure to so notify the Indemnification Control Person shall only relieve the Indemnifying Party of its obligations to the extent, if at all, that it is materially prejudiced by reasons of such delay or failure.  The Indemnifying Party shall have a period of thirty (30) days within which to respond to such Indemnification Notice.  If the Indemnification Notice relates to a Third Party Claim, the procedures set forth in Section 8.5(b) shall be applicable.  If the Indemnification Notice does not relate to a Third Party Claim, and the Indemnifying Party does not accept responsibility for the matter set forth in the Indemnification Notice, the Indemnified Party and the Indemnifying Party shall use commercially reasonable efforts to settle (without an obligation to settle) such claim for indemnification.  If the Indemnified Party and the Indemnifying Party do not settle such dispute within thirty (30) days after the Indemnified Party’s receipt of the Indemnifying Party’s written response, the Indemnified Party and the Indemnifying Party shall be entitled to seek enforcement of their respective rights under this Article VIII.

(b)           If the Indemnification Notice relates to a Third Party Claim, in no event shall the Indemnified Party admit any Liability with respect to such Third Party Claim or settle, compromise, pay or discharge such Third Party Claim without the prior written consent of the Indemnifying Party.  The Indemnifying Party shall have the right to assume control of the defense, at its own expense and by counsel chosen by the Indemnifying Party, of such matter, by notifying the Indemnified Party within thirty (30) days after the receipt by the Indemnifying Party of the Indemnification Notice.  The Indemnified Party agrees to cooperate fully with the Indemnifying Party and its counsel in the defense against any such Indemnifiable Claim.  In any event, the Indemnified Party shall have the right to participate in a non-controlling manner and at its own expense in the defense of such Indemnifiable Claim.  Notwithstanding the foregoing, the Indemnified Party shall have the right to employ separate counsel at the Indemnifying Party’s expense if the named parties to any such proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by outside counsel in writing that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the reasonable expenses of such counsel shall be at the expense of the Indemnifying Party).  Any compromise of such Indemnifiable Claim by the Indemnifying Party shall require the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement includes only the payment of monetary damages (which are fully paid by the Indemnifying Party), does not impose any injunctive or equitable relief upon the Indemnified Party and fully releases, and does not require any admission or acknowledgement of liability or fault of the Indemnified Party in respect of such claim.

(c)           After written notice by the Indemnifying Party to the Indemnified Party of the election of the Indemnifying Party to assume control of the defense of any such Third Party Claim in accordance with Section 8.5(b), the Indemnifying Party shall not be liable to such Indemnified Party hereunder for any costs or fees of counsel subsequently incurred by such Indemnified Party in connection with the defense thereof, except as expressly set forth in Section 8.5(b) or Section 8.5(d).  If the Indemnifying Party does not assume control of the defense of such Third Party Claim within thirty (30) days after the receipt by the Indemnifying Party of the Indemnification Notice, the Indemnified Party shall have the right to defend such matter as it may deem appropriate, and such costs and expenses associated with such defense may be sought in a claim for indemnification hereunder (assuming the Indemnified Party is entitled to indemnification for the underlying matter with respect to the Third Party Claim).

(d)           Notwithstanding any provisions in this Section 8.5 to the contrary, the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third Party Claim if (i) such Third Party Claim relates to or arises in connection with any felony criminal proceeding, action, indictment, allegation or investigation; (ii) such Third Party Claim seeks an injunction or equitable relief against the Indemnified Party; (iii) such Third Party Claim relates, but only to the extent it relates, to the actual payment of Taxes with respect to a post-Closing Tax period; or (iv) the Indemnifying Party fails to adequately defend such Third Party Claim (but the Indemnifying Party’s right to assume or control the defense in such instance shall only continue for so long as the Indemnifying Party fails to adequately defend such Indemnifiable Claim).

8.6           Remedies.  Notwithstanding any provision contained in this Agreement to the contrary, except as provided in Section 6.13 (Additional Transition Period Provisions) or Section 9.11 (Specific Performance), after the Closing, indemnification pursuant to the provisions of this Article VIII shall be the sole and exclusive remedy for any misrepresentations or breach of any representation, warranty, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto or otherwise in respect of the transactions contemplated hereby.  Notwithstanding any provisions contained in this Agreement to the contrary, no party hereto shall have any liability to another party hereto (or any of its Affiliates, officers, agents, representatives, directors, employees, successors and assigns) hereunder for any consequential, special, punitive, exemplary or incidental damages; it being understood that the foregoing exclusion shall not apply to any such damages recovered by Third Parties against an Indemnified Party, as the case may be, in connection with Losses that may be indemnified hereunder.  Notwithstanding any provisions contained in this Agreement to the contrary, the limitations to indemnification set forth in this Article VIII shall not affect in any manner (and shall not apply to) any claims against any party hereto based upon fraud.

8.7           Adjustment to Purchase Price.  Any indemnification payment made pursuant to this Agreement, including any payment made by Sellers pursuant to Section 6.11, shall be treated as an adjustment to the Purchase Price for Tax purposes.

ARTICLE IX

MISCELLANEOUS

9.1	Termination.

(a)           This Agreement may be terminated and the transactions contemplated hereby abandoned at any  time prior to the Closing:

(i)           By mutual written consent of the parties hereto; or

(ii)           By either Orthofix or Covidien LP if the Closing has not occurred on or before March 31, 2010; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to (x) Orthofix if a Seller’s willful failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date or (y) Covidien LP if a Purchaser’s willful failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

(b)           In the event of termination of this Agreement pursuant to Section 9.1(a)(ii), written notice thereof shall forthwith be given by the terminating party to the non-terminating parties hereto, as applicable, and in the event of termination pursuant to Section 9.1(a)(i) or (ii) this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, except that the provisions of Sections 6.2, 6.8, and 6.14 and Article IX shall survive termination of this Agreement, provided, however, that such termination shall not relieve any party hereto of any liability for damages actually incurred or suffered by any other party as a result of any breach of this Agreement (other than for unintentional or non-willful breaches of representations and warranties, as to which no party shall be liable to any other party hereunder).

9.2           Expenses.  Except as otherwise set forth in this Agreement, each of the parties hereto shall pay its own expenses and costs incurred or to be incurred by it in negotiating, closing and carrying out this Agreement and the transactions contemplated hereby.

9.3           Notices.

(a)           All notices, requests, demands and other communications given hereunder (collectively, “Notices”) shall be in writing and delivered personally or by overnight courier to the parties at the following addresses or sent by facsimile, with confirmation received, to the facsimile number specified below:

If to the Sellers or Orthofix at:

c/o Orthofix International N.V.
800 Boylston Street
39th Floor
The PRU Tower
Boston, MA 02199
Facsimile:
Attn:

with a copy to:

Hogan & Hartson LLP
555 13th Street, N.W.
Washington, D.C.  20004
Facsimile:  (202) 637-5910
Attn:  Joseph E. Gilligan

If to the Purchasers at:

c/o Covidien
15 Hampshire Street
Mansfield, MA 02048
Facsimile: (508) 261-8689
Attn: Senior Vice President – Strategy and Business Development

with a copy to:

c/o Covidien
15 Hampshire Street
Mansfield, MA 02048
Facsimile: (508) 261-8544
Attn:  Vice President – Chief Mergers & Acquisitions Counsel

and a copy to:

Covidien AG
Victor von Bruns-Strasse 19
8212 Neuhausen am Rheinfall
Switzerland
Attn:  Michelle Glauser, Vice President
Fax: +41 52 556 0693

(b)           All Notices shall be deemed delivered when actually received if delivered personally or by overnight courier, sent by facsimile (if confirmed by machine generated receipt), addressed in accordance with Section 9.3(a).  Each of the parties shall hereafter notify the other in accordance with this Section 9.3 of any change of address or facsimile number to which Notices are to be sent.

9.4           Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, and by different parties hereto in separate counterparts, each of which when executed shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

9.5           Entire Agreement.  This Agreement (including all schedules and exhibits hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties hereto, oral or written, with respect to the subject matter hereof.

9.6           Headings.  The headings contained in this Agreement and in the schedules and exhibits hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7           Succession and Assignment; No Third-Party Beneficiary.  Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof.  No party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that each Purchaser (a) may assign any or all of its rights and interests hereunder to one or more of its Affiliates and (b) designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as no such assignment shall limit or affect the assignor’s obligations hereunder.  Except as expressly provided herein, this Agreement is for the sole benefit of the parties and their permitted successors and assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such successors and assignees, any legal or equitable rights hereunder.

9.8           Amendments, Modifications and Waivers.  The parties hereto may amend or modify this Agreement only with a written instrument executed by each Purchaser, each Seller and Orthofix.  No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), shall constitute a continuing waiver unless otherwise expressly provided nor shall be effective unless in writing and executed (a) by each Purchaser in the case of a waiver by the Purchasers and (b) by each Seller and Orthofix in the case of a waiver by the Sellers and Orthofix.  No waiver by any party of any breach or violation or, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.  No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.

9.9           Construction.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.  The parties intend that each representation, warranty and covenant contained herein will have independent significance.  If any party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.

9.10           Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)           This Agreement and any suit, action or proceeding directly or indirectly relating to, arising out of, under or in connection with this Agreement (including the negotiation, execution and performance hereof) or the transactions contemplated hereby and all disputes, claims or controversies relating hereto shall be governed in all respects by and construed in accordance with the internal laws of the State of Delaware, without regard to the conflicts of law principles of Delaware.

(b)           With respect to any suit, action or proceeding directly or indirectly relating to, arising out of, under or in connection with this Agreement (including the negotiation, execution and performance hereof) or the transactions contemplated hereby or disputes, claims or controversies relating hereto (each, a “Proceeding”), each party hereby irrevocably and unconditionally (i) agrees and consents to be subject to the exclusive personal jurisdiction of and venue in any state court of the State of Delaware (or in the event of federal jurisdiction, the U.S. District Court for the District of Delaware) (collectively, the “Delaware Courts”), (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any of the Delaware Courts, (iii) waives any claim, and agrees not to plead or claim in any such court, that such Proceeding brought therein has been brought in an inconvenient forum, (iv) agrees that it will not bring any action, suit, or proceeding in connection with any dispute, claim, or controversy arising out of or relating to this Agreement or the transactions contemplated hereby, in any court or other tribunal, other than any of the Delaware Courts, and (v)  waives the right to object, with respect to such Proceeding, that the Delaware Courts do not have any jurisdiction over such Party.  The foregoing consent to jurisdiction shall not constitute general consent to service of process in The State of Delaware for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the respective Parties to this Agreement.  Each party hereto hereby irrevocably and unconditionally agrees that service of process in connection with any dispute, claim or controversy arising out of or relating to this Agreement or the transactions contemplated hereby may be made upon such party by (i) personal delivery, (ii) registered or certified mail, return receipt requested, postage prepaid, or (iii) nationally recognized overnight courier, in each case in the manner contemplated by and directed to such party at the address set forth in Section 9.3 hereof.  Service made in such manner, to the fullest extent permitted by applicable law, shall have the same legal force and effect as if served upon such party personally within the State of Delaware.  Noting herein shall be deemed to limit or prohibit service of process by any other manner as may be permitted by applicable law.

(c)           EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION, SUIT OR PROCEEDING AS BETWEEN THE PARTIES DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT (INCLUDING THE NEGOTIATION, EXECUTION AND PERFORMANCE HEREOF) OR THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO.  EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10(c).

9.11           Specific Performance.  Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated.  Accordingly, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Proceeding instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity.  Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate.

9.12           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the day and year first above written.

PURCHASERS:

TYCO HEALTHCARE GROUP LP

By:	/s/ Matthew Nicolella
Name: Matthew Nicolella
Title: Vice President

COVIDIEN AG

By:	/s/ Michelle Glauser-Grenier
Name: Michelle Glauser-Grenier
Title: Director

MALLINCKRODT DO BRASIL LTDA

By:	/s/ Ana Gabriela Benitez Herrera
Name: Ana Gabriela Benitez Herrera
Title:

KENDALL DE MEXICO S.A. DE C.V.

By:	/s/ Anderson Luiz Caiado de Souza
Name: Anderson Luiz Caiado de Souza
Title: General Manager

SELLERS:

NOVAMEDIX LIMITED

By:	/s/ Brian McCollum
Name: Brian McCollum
Title: Director

NOVAMEDIX DISTRIBUTION LIMITED

By:	/s/ Genethlios Kokkinos
Name: Genethlios Kokkinos
Title: Director

NOVAMEDIX SERVICES LIMITED

By:	/s/ Brian McCollum
Name: Brian McCollum
Title: Director

PROMECA S.A. DE C.V.

By:	/s/ Raymond C. Kolls
Name: Raymond C. Kolls
Title: Attorney-in-fact

ORTHOFIX DO BRASIL

By:	/s/ Carlos Fusco
Name: Carlos Fusco
Title: G. Manager

ORTHOFIX S.R.L.

By:	/s/ Luigi Ferrari
Name: Luigi Ferrari
Title: Managing Director

ORTHOFIX S.A.

By:	/s/ Françoise Havez
Name: Françoise Havez
Title: Directrice Générale

INTAVENT ORTHOFIX LIMITED

By:	/s/ Brian McCollum
Name: Brian McCollum
Title: Director

BREG MEXICO S. DE R.I. DE CV

By:	/s/ Raymond C. Kolls
Name: Raymond C. Kolls
Title: Attorney-in-fact

IMPLANTES Y SISTEMAS MEDICOS, INC.

By:	/s/ Raymond C. Kolls
Name: Raymond C. Kolls
Title: Secretary

ORTHOFIX:

ORTHOFIX INTERNATIONAL N.V.

By:	/s/ Alan W. Milinazzo
Name: Alan W. Milinazzo
Title: CEO